Exhibit 99.1

Ferrari N.V.

Semi-Annual Report
At and for the three and six months ended June 30, 2026
____________________________________________________________________________________________________

BOARD OF DIRECTORS

Executive Chairman
John Elkann

Chief Executive Officer
Benedetto Vigna

Vice Chairman
Piero Ferrari

Directors
Delphine Arnault
Francesca Bellettini
Eddy Cue
Sergio Duca
John Galantic
Tommaso Ghidini
Maria Patrizia Grieco
Mike Volpi

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche S.p.A.

CERTAIN DEFINED TERMS

    In this report (the “Semi-Annual Report”), unless otherwise specified, the terms “we”, “our”, “us”, the “Group”, the “Company” and “Ferrari” refer to Ferrari N.V., individually or together with its subsidiaries, as the context may require.

INTRODUCTION

    The Semi-Annual Condensed Consolidated Financial Statements at and for the three and six months ended June 30, 2026 (the “Semi-Annual Condensed Consolidated Financial Statements”) included in this Semi-Annual Report have been prepared in compliance with IAS 34 — Interim Financial Reporting (IAS 34) as issued by the International Accounting Standards Board (“IASB”). The accounting principles applied are consistent with those used for the preparation of the consolidated financial statements of Ferrari N.V. for the year ended December 31, 2025 (the “Annual Consolidated Financial Statements”).

    The Group’s financial information in this Semi-Annual Report is presented in Euro except that, in some instances, information is presented in U.S. Dollars. All references in this report to “Euro” and “€” refer to the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. Dollars” and “$” refer to the currency of the United States of America (the “United States”).

    Certain totals in the tables included in this Semi-Annual Report may not add due to rounding.

    The financial data in “Results of Operations” is presented in millions of Euro, while the percentages presented are calculated using the underlying figures in thousands of Euro.

    This Semi-Annual Report is unaudited.

FORWARD-LOOKING STATEMENTS
    Statements contained in this Semi-Annual Report, particularly those regarding our possible or assumed future performance, competitive strengths, costs, dividends, reserves and growth as well as industry growth and other trends and projections, are “forward-looking statements” that contain risks and uncertainties. In some cases, words such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” and similar expressions are used to identify forward-looking statements. These forward-looking statements reflect the respective current views of Ferrari with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, without limitation:

•our ability to preserve and enhance the value of the Ferrari brand;
•our ability to attract and retain qualified personnel;
•the success of our racing activities;
•our ability to keep up with advances in high performance car technology, to meet the challenges and costs of integrating electric technology more broadly into our car portfolio over time and to make appealing designs for our new models;
•increases in costs, including as a result of increasingly stringent fuel economy, emissions and safety standards, disruptions of supply or shortages of components and raw materials;
•our ability to successfully carry out our controlled volume and growth strategy, while increasing our presence in growth market countries;
•changes in general economic conditions (including changes in the markets in which we operate) and changes in demand for luxury goods, including high performance luxury cars, which is volatile;
•macro events, pandemics and conflicts, including the ongoing conflicts in Ukraine and the Middle East region, and the related issues potentially impacting sourcing and transportation;
•trading policies and tariffs;
•competition in the luxury performance automobile industry;
•changes in client preferences and automotive trends;
•our ability to preserve the value of our cars over time and our relationship with the automobile collector and enthusiast community;
•disruptions at our manufacturing facilities in Maranello and Modena;
•climate change and other environmental impacts, as well as an increased focus of regulators and stakeholders on environmental matters;
•our ability to maintain the functional and efficient operation of our information technology systems and to defend against the risk of cyberattacks;
•the ability of our current management team to operate and manage effectively, and the reliance upon a number of key members of executive management and employees;
•the performance of our dealer network on which we depend for sales and services;
•product warranties, product recalls and liability claims;
•the sponsorship and commercial revenues and expenses of our racing activities, as well as the popularity of motor sports more broadly;
•the performance of our lifestyle activities;
•our ability to protect our intellectual property rights and to avoid infringing the intellectual property rights of others;
•changes in tax or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which we operate;

•our continued compliance with customs regulations of various jurisdictions;
•labor relations and collective bargaining agreements;
•our ability to ensure that our employees, agents and representatives comply with applicable law and regulations;
•exchange rate fluctuations, interest rate changes, credit risk and other market risks;
•our ability to service and refinance our debt;
•our ability to provide or arrange for adequate access to financing for our clients and dealers, and associated risks;
•the adequacy of our insurance coverage to protect us against potential losses;
•potential conflicts of interest due to director and officer overlaps with our largest shareholders, and
•other factors discussed elsewhere in this document.

We expressly disclaim and do not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. We do not undertake an obligation to update or publicly revise any forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Highlights
Consolidated Income Statement Data

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
	(€ million, except per share data)
Net revenues	1,938	1,787	3,786	3,578
Operating profit (EBIT)	605	552	1,153	1,094
Profit before taxes	601	545	1,138	1,073
Net profit	463	425	876	837
Net profit attributable to:
Owners of the parent	462	424	875	836
Non-controlling interests	1	1	1	1
Basic earnings per common share (in Euro) (1)	2.63	2.38	4.96	4.68
Diluted earnings per common share (in Euro) (1)	2.62	2.38	4.95	4.68
Dividend approved per common share (in Euro) (2) (3)	3.615	2.986	3.615	2.986
Dividend approved per common share (in USD) (2) (3) (4)	4.25919	3.39210	4.25919	3.39210
_____________________________
(1)See Note 13 “Earnings per Share” to the Semi-Annual Condensed Consolidated Financial Statements for the calculation of basic and diluted earnings per common share for the three and six months ended June 30, 2026 and 2025.
(2)Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 15, 2026, a dividend distribution of €3.615 per outstanding common share was approved, corresponding to a total distribution to be paid of approximately €638 million. This distribution was made from the retained earnings reserve. In May 2026 the Company paid €599 million of the distribution to owners of the parent and the remaining balance, which mainly relates to withholding taxes, is expected to be paid in the third quarter of 2026.
(3)Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 16, 2025, a dividend distribution of €2.986 per outstanding common share was approved, corresponding to a total distribution of approximately €534 million. This distribution was made from the retained earnings reserve. In May 2025 the Company paid €498 million of the distribution to owners of the parent and the remaining balance, which mainly relates to withholding taxes, was paid in the third quarter of 2025.
(4)The dividends approved for common shares that are traded on the New York Stock Exchange were translated into U.S. Dollars based on the exchange rates in effect on the respective approval dates of April 16, 2026 and April 17, 2025.

Consolidated Statement of Financial Position Data

	At June 30, 2026	At December 31, 2025
	(€ million)
Cash and cash equivalents	1,486	1,467
Receivables from financing activities	1,799	1,613
Total assets	10,214	9,628
Debt	3,166	2,884
Total equity	3,665	3,915
Total equity attributable to:
Owners of the parent	3,658	3,907
Non-controlling interests	7	8
Share capital	3	3
Common shares issued and outstanding (in thousands of shares)	175,917	177,279

Other Statistical Information
Shipments (1)

	For the three months ended June 30,				For the six months ended June 30,
	2026	%	2025	%	2026	%	2025	%
	(Number of cars and % of total cars)
EMEA
Germany	329	9.8%	397	11.4%	689	10.1%	805	11.4%
Italy	284	8.4%	243	7.0%	510	7.5%	504	7.1%
UK	173	5.1%	149	4.3%	297	4.4%	366	5.2%
France	170	5.1%	147	4.2%	288	4.2%	310	4.4%
Switzerland	139	4.1%	132	3.8%	261	3.8%	244	3.4%
Middle East (2)	232	6.9%	163	4.7%	338	5.0%	275	3.9%
Other EMEA (3)	529	15.7%	415	11.7%	931	13.7%	843	11.8%
Total EMEA	1,856	55.1%	1,646	47.1%	3,314	48.7%	3,347	47.2%
Americas (4)	787	23.4%	993	28.4%	1,817	26.7%	2,015	28.4%
of which United States of America	695	20.6%	849	24.3%	1,624	23.9%	1,710	24.1%
Mainland China, Hong Kong and Taiwan	185	5.5%	274	7.8%	440	6.5%	511	7.2%
of which Mainland China	112	3.3%	176	5.0%	292	4.3%	356	5.0%
Rest of APAC (5)	538	16.0%	581	16.7%	1,231	18.1%	1,214	17.2%
Total	3,366	100.0%	3,494	100.0%	6,802	100.0%	7,087	100.0%
_____________________________
(1)    Excluding strictly limited racing cars (such as the XX Programme and the 499P Modificata), one-off and pre-owned cars, and other special sales.
(2)     Middle East mainly includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait.
(3)     Other EMEA includes Africa and the other European markets that are not separately identified.
(4)    Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(5)    Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia.

Average number of employees for the period

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
Average number of employees for the period	5,747	5,490	5,743	5,478

Results of Operations
Three months ended June 30, 2026 compared to the three months ended June 30, 2025
    The following is a discussion of the results of operations for the three months ended June 30, 2026 compared to the three months ended June 30, 2025. The presentation includes line items expressed as a percentage of net revenues for the respective periods presented to facilitate period-to-period comparisons.

	For the three months ended June 30,				Increase/(Decrease)
	2026	Percentage of net revenues	2025	Percentage of net revenues	2026 vs. 2025
	(€ million, except percentages)
Net revenues	1,938	100.0%	1,787	100.0%	151	8.4%
Cost of sales	919	47.4%	846	47.4%	73	8.5%
Selling, general and administrative costs	188	9.7%	160	8.9%	28	17.6%
Research and development costs	218	11.2%	225	12.6%	(7)	(3.3%)
Other expenses, net	12	0.6%	6	0.4%	6	79.4%
Result from investments	4	0.1%	2	0.2%	2	9.5%
Operating profit (EBIT)	605	31.2%	552	30.9%	53	9.5%
Financial income	17	0.9%	75	4.2%	(58)	(77.0%)
Financial expenses	21	1.1%	82	4.6%	(61)	(74.1%)
Financial expenses, net	4	0.2%	7	0.4%	(3)	(45.2%)
Profit before taxes	601	31.0%	545	30.5%	56	10.3%
Income tax expense	138	7.1%	120	6.7%	18	15.3%
Net profit	463	23.9%	425	23.8%	38	8.9%

Net revenues

	For the three months ended June 30,				Increase/(Decrease)
	2026	Percentage of net revenues	2025	Percentage of net revenues	2026 vs. 2025
	(€ million, except percentages)
Cars and spare parts (1)	1,629	84.1%	1,507	84.3%	122	8.1%
Sponsorship, commercial and brand (2)	209	10.8%	205	11.4%	4	2.2%
Other (3)	100	5.1%	75	4.3%	25	31.0%
Total net revenues	1,938	100.0%	1,787	100.0%	151	8.4%
_____________________________
(1)Includes net revenues generated from shipments of our cars (including strictly limited racing cars, one-off and pre-owned cars, and other special sales), personalization options applied to those cars, and sales of spare parts.
(2)Includes net revenues earned by our racing teams (primarily in the Formula 1 World Championship and the World Endurance Championship) through sponsorship agreements and our share of Formula 1 commercial revenues, as well as net revenues generated from the Ferrari brand, including lifestyle collections, merchandising, licensing activities and royalties.
(3)Primarily includes net revenues from financial services activities, the management of the Mugello racetrack and other sports-related activities, as well as net revenues generated from the rental of engines to other Formula 1 teams.

    Net revenues for the three months ended June 30, 2026 were €1,938 million, an increase of €151 million or 8.4 percent (an increase of 10.6 percent on a constant currency basis), compared to €1,787 million for the three months ended June 30, 2025.
    The increase in net revenues was attributable to the combination of (i) a €122 million increase in cars and spare parts, (ii) a €4 million increase in sponsorship, commercial and brand and (iii) a €25 million increase in other net revenues, mainly driven by racing activities.

Cars and spare parts
    Net revenues generated from cars and spare parts were €1,629 million for the three months ended June 30, 2026, an increase of €122 million or 8.1 percent, compared to €1,507 million for the three months ended June 30, 2025.
The increase in net revenues from cars and spare parts was primarily attributable to the richer sports car mix, supported by the F80 and higher personalizations. Foreign currency exchange impact, including hedging transactions, was negative, mainly driven by the U.S. Dollar and the Japanese Yen.
Shipments of cars in the second quarter of 2026 were 3,366 units compared to 3,494 in the second quarter of 2025, reflecting the execution of the planned model change-over. The product portfolio in the quarter included 6 internal combustion engine (ICE) models and 7 hybrid engine models, which represented 69.8 percent and 30.2 percent of total shipments, respectively. During the quarter, deliveries of the 12Cilindri, the 12Cilindri Spider, the Purosangue and the 296 Speciale family increased, as well as the Amalfi and the 849 Testarossa, which continued their ramp‑up phase, while deliveries of the 296 GTS, the Roma Spider and the SF90 XX family decreased, in line with their phase-out. Shipments of the F80, our latest Supercar, continued to increase in line with plans.
The €122 million increase in net revenues from cars and spare parts was driven by (i) a €157 million increase in EMEA and (ii) an €18 million increase in the Americas, partially offset by (iii) a €28 million decrease in Rest of APAC and (iv) a €25 million decrease in Mainland China, Hong Kong and Taiwan. The geographic revenue mix primarily reflects our allocation strategy aimed at preserving the brand’s exclusivity.
Sponsorship, commercial and brand
    Net revenues generated from sponsorship, commercial agreements and brand management activities were €209 million for the three months ended June 30, 2026, an increase of €4 million or 2.2 percent, compared to €205 million for the three months ended June 30, 2025. The increase was primarily attributable to sponsorships, partially offset by lower Formula 1 commercial revenues.
Other
    Other net revenues were €100 million for the three months ended June 30, 2026, an increase of €25 million or 31.0 percent, compared to €75 million for the three months ended June 30, 2025. The increase was mainly driven by a positive contribution from the rental of engines to other Formula 1 racing teams.
Cost of sales

	For the three months ended June 30,				Increase/(Decrease)
	2026	Percentage of net revenues	2025	Percentage of net revenues	2026 vs. 2025
	(€ million, except percentages)
Cost of sales	919	47.4%	846	47.4%	73	8.5%

    Cost of sales for the three months ended June 30, 2026 was €919 million, an increase of €73 million or 8.5 percent, compared to €846 million for the three months ended June 30, 2025. As a percentage of net revenues, cost of sales was 47.4 percent for the three months ended June 30, 2026 and 2025.
The increase of €73 million in cost of sales was primarily attributable to a change in product mix and higher import tariffs in the United States, as well as higher industrial costs and costs for other supporting activities, partially offset by lower volumes.

Selling, general and administrative costs

	For the three months ended June 30,				Increase/(Decrease)
	2026	Percentage of net revenues	2025	Percentage of net revenues	2026 vs. 2025
	(€ million, except percentages)
Selling, general and administrative costs	188	9.7%	160	8.9%	28	17.6%

    Selling, general and administrative costs for the three months ended June 30, 2026 were €188 million, an increase of €28 million or 17.6 percent, compared to €160 million for the three months ended June 30, 2025. As a percentage of net revenues, selling, general and administrative costs were 9.7 percent for the three months ended June 30, 2026 compared to 8.9 percent for the three months ended June 30, 2025.
The increase of €28 million in selling, general and administrative costs was primarily attributable to communication and marketing activities, as well as higher costs due to the better 2026 Formula 1 in-season ranking assumptions.
Research and development costs

	For the three months ended June 30,				Increase/(Decrease)
	2026	Percentage of net revenues	2025	Percentage of net revenues	2026 vs. 2025
	(€ million, except percentages)
Research and development costs expensed during the period	145	7.4%	146	8.2%	(1)	(1.4%)
Amortization of capitalized development costs	73	3.8%	79	4.4%	(6)	(7.0%)
Research and development costs	218	11.2%	225	12.6%	(7)	(3.3%)

    Research and development costs for the three months ended June 30, 2026 were €218 million, a decrease of €7 million or 3.3 percent, compared to €225 million for the three months ended June 30, 2025. As a percentage of net revenues, research and development costs were 11.2 percent for the three months ended June 30, 2026 compared to 12.6 percent for the three months ended June 30, 2025.
The decrease of €7 million in research and development costs was primarily driven by a decrease in amortization of capitalized development costs of €6 million, mainly due to the 296 GTS and the Roma Spider, which are ending their lifecycle, only partially offset by amortization relating to new models.
Operating profit (EBIT)

	For the three months ended June 30,				Increase/(Decrease)
	2026	Percentage of net revenues	2025	Percentage of net revenues	2026 vs. 2025
	(€ million, except percentages)
Operating profit (EBIT)	605	31.2%	552	30.9%	53	9.5%

    Operating profit (EBIT) for the three months ended June 30, 2026 was €605 million, an increase of €53 million or 9.5 percent, compared to €552 million for the three months ended June 30, 2025. As a percentage of net revenues, operating profit (EBIT) was 31.2 percent for the three months ended June 30, 2026 compared to 30.9 percent for the three months ended June 30, 2025.
The increase in operating profit (EBIT), despite lower car volumes, was primarily attributable to the enriched sports cars mix, including the positive impact from personalizations, as well as a positive contribution from racing activities, partially offset by higher marketing expenses and negative foreign currency exchange.

The increase mainly reflected (i) a positive product mix impact of €122 million, driven by deliveries of the F80, a higher contribution from personalizations, net of higher industrial costs (ii) a positive contribution of €7 million from research and development costs, partially offset by (iii) negative foreign currency exchange impact of €32 million (including foreign currency hedging instruments), mainly driven by the U.S. Dollar and the Japanese Yen, (iv) a negative contribution of €28 million from selling, general and administrative costs driven by higher marketing expenses, as well as higher costs due to the better 2026 Formula 1 in-season ranking assumptions, and (v) a negative volume impact of €13 million.

Financial expenses, net

	For the three months ended June 30,		Increase/(Decrease)
	2026	2025	2026 vs. 2025
	(€ million, except percentages)
Financial income	17	75	(58)	(77.0%)
Financial expenses	21	82	(61)	(74.1%)
Financial expenses, net	4	7	(3)	(45.2%)

    Financial expenses, net were €4 million for the three months ended June 30, 2026 compared to €7 million for the three months ended June 30, 2025. The net change was primarily attributable to a positive net foreign currency exchange impact, including the net costs of hedging. For additional information, see Note 11 “Financial expenses and financial income” to the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this document.
Income tax expense

	For the three months ended June 30,		Increase/(Decrease)
	2026	2025	2026 vs. 2025
	(€ million, except percentages)
Income tax expense	138	120	18	15.3%

Income tax expense for the three months ended June 30, 2026 was €138 million, an increase of €18 million or 15.3 percent, compared to €120 million for the three months ended June 30, 2025.
The increase in income tax expense was primarily attributable to an increase in profit before taxes.
The effective tax rate was 23.0 percent and 22.0 percent for the three months ended June 30, 2026 and 2025, respectively. Income taxes and the effective tax rate for the three months ended June 30, 2026 and 2025 benefited from the application of the Italian Patent Box1 tax regime regulated by Law Decree No. 146, which provides for a 110% super tax deduction for costs relating to eligible intangible assets.
1 The Patent Box regime was first introduced by the Italian Law No. 190/2014 and implemented by the Group until 2024, recognizing the tax benefit over three annual installments starting from 2020. This regime was based on a tax exemption (up to 50%) of the extra profit attributable to eligible intangible assets. The new Patent Box regime regulated by Law Decree No. 146, effective from October 22, 2021, provides for a 110% super tax deduction for costs relating to eligible intangible assets. The Italian tax legislation allowed for a transitional period where both regimes coexisted until 2024 when the original regime ended.

Six months ended June 30, 2026 compared to the six months ended June 30, 2025
    The following is a discussion of the results of operations for the six months ended June 30, 2026 compared to the six months ended June 30, 2025. The presentation includes line items expressed as a percentage of net revenues for the respective periods presented to facilitate period-to-period comparisons.

	For the six months ended June 30,				Increase/(Decrease)
	2026	Percentage of net revenues	2025	Percentage of net revenues	2026 vs. 2025
	(€ million, except percentages)
Net revenues	3,786	100.0%	3,578	100.0%	208	5.8%
Cost of sales	1,809	47.8%	1,704	47.6%	105	6.1%
Selling, general and administrative costs	349	9.2%	309	8.6%	40	12.8%
Research and development costs	463	12.2%	458	12.8%	5	1.1%
Other expenses, net	19	0.5%	18	0.5%	1	4.2%
Result from investments	7	0.2%	5	0.1%	2	17.1%
Operating profit (EBIT)	1,153	30.5%	1,094	30.6%	59	5.3%
Financial income	50	1.3%	121	3.4%	(71)	(58.4%)
Financial expenses	65	1.7%	142	4.0%	(77)	(53.9%)
Financial expenses, net	15	0.4%	21	0.6%	(6)	(28.6%)
Profit before taxes	1,138	30.1%	1,073	30.0%	65	6.0%
Income tax expense	262	7.0%	236	6.6%	26	10.8%
Net profit	876	23.1%	837	23.4%	39	4.7%

Net revenues

	For the six months ended June 30,				Increase/(Decrease)
	2026	Percentage of net revenues	2025	Percentage of net revenues	2026 vs. 2025
	(€ million, except percentages)
Cars and spare parts (1)	3,185	84.1%	3,043	85.0%	142	4.7%
Sponsorship, commercial and brand (2)	427	11.3%	396	11.1%	31	7.9%
Other (3)	174	4.6%	139	3.9%	35	24.6%
Total net revenues	3,786	100.0%	3,578	100.0%	208	5.8%
_____________________________
(1)Includes net revenues generated from shipments of our cars (including strictly limited racing cars, one-off and pre-owned cars, and other special sales), personalization options applied to those cars, and sales of spare parts.
(2)Includes net revenues earned by our racing teams (primarily in the Formula 1 World Championship and the World Endurance Championship) through sponsorship agreements and our share of Formula 1 commercial revenues, as well as net revenues generated from the Ferrari brand, including lifestyle collections, merchandising, licensing activities and royalties.
(3)Primarily includes net revenues from financial services activities, the management of the Mugello racetrack and other sports-related activities, as well as net revenues generated from the rental of engines to other Formula 1 teams.

Net revenues for the six months ended June 30, 2026 were €3,786 million, an increase of €208 million or 5.8 percent (an increase of 8.3 percent on a constant currency basis), compared to €3,578 million for the six months ended June 30, 2025.
    The increase in net revenues was attributable to the combination of (i) a €142 million increase in cars and spare parts, (ii) a €31 million increase in sponsorship, commercial and brand and (iii) a €35 million increase in other net revenues.
Cars and spare parts
    Net revenues generated from cars and spare parts were €3,185 million for the six months ended June 30, 2026, an increase of €142 million or 4.7 percent, compared to €3,043 million for the six months ended June 30, 2025.

    The increase in net revenues from cars and spare parts was primarily attributable to a richer sports cars mix, supported by higher personalizations and a richer country mix. Foreign currency exchange impact, including hedging transactions, was negative, mainly driven by the U.S. Dollar and the Japanese Yen.
Shipments of cars in the first half of 2026 were 6,802 units compared to 7,087 in the first half of 2025, reflecting the execution of the planned model change-over. The product portfolio in the first half of 2026 included 6 internal combustion engine (ICE) models and 8 hybrid engine models, which represented 69.6 percent and 30.4 percent of total shipments, respectively. During the period, deliveries of the 12Cilindri, the 12Cilindri Spider, the Purosangue increased, as well as the 296 Speciale family, the Amalfi and the 849 Testarossa, which started their ramp‑up phase, while deliveries of the 296 GTB, the 296 GTS, the Roma Spider and the SF90 XX family decreased, in line with their lifecycles. Shipments of the F80, our latest Supercar, ramped up in line with plans.

The €142 million increase in net revenues from cars and spare parts was driven by (i) a €108 million increase in EMEA and (ii) a €33 million increase in the Americas, while net revenues in Mainland China, Hong Kong and Taiwan, as well as Rest of APAC, were broadly in line with the prior year. The geographic revenue mix primarily reflects our allocation strategy aimed at preserving the brand’s exclusivity, as well as the geographic allocation flexibility implemented during the first quarter in response to the escalation of hostilities in the Middle East.
Sponsorship, commercial and brand
    Net revenues generated from sponsorship, commercial agreements and brand management activities were €427 million for the six months ended June 30, 2026, an increase of €31 million or 7.9 percent, compared to €396 million for the six months ended June 30, 2025. The increase was primarily attributable to sponsorship and lifestyle activities, partially offset by lower Formula 1 commercial revenues.
Other
    Other net revenues were €174 million for the six months ended June 30, 2026, an increase of €35 million or 24.6 percent, compared to €139 million for the six months ended June 30, 2025. The increase was mainly driven by a positive contribution from the rental of engines to other Formula 1 racing teams.
Cost of sales

	For the six months ended June 30,				Increase/(Decrease)
	2026	Percentage of net revenues	2025	Percentage of net revenues	2026 vs. 2025
	(€ million, except percentages)
Cost of sales	1,809	47.8%	1,704	47.6%	105	6.1%

    Cost of sales for the six months ended June 30, 2026 was €1,809 million, an increase of €105 million or 6.1 percent, compared to €1,704 million for the six months ended June 30, 2025. As a percentage of net revenues, cost of sales was 47.8 percent for the six months ended June 30, 2026 compared to 47.6 percent for the six months ended June 30, 2025.
The increase of €105 million in cost of sales was primarily attributable to a change in product mix and higher import tariffs in the United States, as well as higher industrial costs and costs for other supporting activities, partially offset by lower volumes.
Selling, general and administrative costs

	For the six months ended June 30,				Increase/(Decrease)
	2026	Percentage of net revenues	2025	Percentage of net revenues	2026 vs. 2025
	(€ million, except percentages)
Selling, general and administrative costs	349	9.2%	309	8.6%	40	12.8%

    Selling, general and administrative costs for the six months ended June 30, 2026 were €349 million, an increase of €40 million or 12.8 percent, compared to €309 million for the six months ended June 30, 2025. As a percentage of net revenues, selling, general and administrative costs were 9.2 percent for the six months ended June 30, 2026 compared to 8.6 percent for the six months ended June 30, 2025.
The increase of €40 million in selling, general and administrative costs was primarily attributable to communication and marketing activities, as well as higher costs due to the better 2026 Formula 1 in-season ranking assumptions.
Research and development costs

	For the six months ended June 30,				Increase/(Decrease)
	2026	Percentage of net revenues	2025	Percentage of net revenues	2026 vs. 2025
	(€ million, except percentages)
Research and development costs expensed during the period	300	7.9%	306	8.6%	(6)	(2.1%)
Amortization of capitalized development costs	163	4.3%	152	4.2%	11	7.4%
Research and development costs	463	12.2%	458	12.8%	5	1.1%

    Research and development costs for the six months ended June 30, 2026 were €463 million, an increase of €5 million or 1.1 percent, compared to €458 million for the six months ended June 30, 2025. As a percentage of net revenues, research and development costs were 12.2 percent for the six months ended June 30, 2026 compared to 12.8 percent for the six months ended June 30, 2025.
The increase of €5 million in research and development costs was primarily driven by (i) an increase in amortization of capitalized development costs of €11 million, reflecting the start of production of new models, partially offset by (ii) a decrease in research and development costs expensed of €6 million.

	For the six months ended June 30,				Increase/(Decrease)
	2026	Percentage of net revenues	2025	Percentage of net revenues	2026 vs. 2025
	(€ million, except percentages)
Operating profit (EBIT)	1,153	30.5%	1,094	30.6%	59	5.3%
    Operating profit (EBIT) for the six months ended June 30, 2026 was €1,153 million, an increase of €59 million or 5.3 percent, compared to €1,094 million for the six months ended June 30, 2025. Operating profit (EBIT) margin for the six months ended June 30, 2026 was 30.5 percent compared to 30.6 percent for the six months ended June 30, 2025.
The increase in operating profit (EBIT), despite lower car volumes, was primarily attributable to the enriched sports cars mix, including the positive impact from personalizations, as well as a positive contribution from racing, partially offset by higher marketing and research and development expenses.
    The increase mainly reflected (i) a positive product mix impact of €203 million, driven by deliveries of the F80, a higher contribution from personalization and a positive country mix driven by the Americas, net of higher import tariffs in the United States and higher industrial costs, partially offset by (ii) negative foreign currency exchange impact of €68 million (including foreign currency hedging instruments), mainly driven by the U.S. Dollar and the Japanese Yen, (iii) a negative contribution of €40 million from selling, general and administrative costs driven by higher marketing expenses, as well as higher costs due to the better 2026 Formula 1 in-season ranking assumptions, (iv) a negative volume impact of €30 million, and (v) a negative contribution of €5 million from research and development costs.

Financial expenses, net

	For the six months ended June 30,		Increase/(Decrease)
	2026	2025	2026 vs. 2025
	(€ million, except percentages)
Financial income	50	121	(71)	(58.4%)
Financial expenses	65	142	(77)	(53.9%)
Financial expenses, net	15	21	(6)	(28.6%)

    Financial expenses, net for the six months ended June 30, 2026 were €15 million, a decrease of €6 million, from €21 million for the six months ended June 30, 2025. The net change was primarily attributable to a positive net foreign currency exchange impact, including the net costs of hedging. For additional information, see Note 11 “Financial expenses and financial income” to the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this document.
Income tax expense

	For the six months ended June 30,		Increase/(Decrease)
	2026	2025	2026 vs. 2025
	(€ million, except percentages)
Income tax expense	262	236	26	10.8%

    Income tax expense for the six months ended June 30, 2026 was €262 million, an increase of €26 million, or 10.8 percent, compared to €236 million for the six months ended June 30, 2025.
The increase in income tax expense was primarily attributable to an increase in profit before taxes.
The effective tax rate was 23.0 percent and 22.0 percent for six months ended June 30, 2026 and 2025, respectively. Income taxes and the effective tax rate for the six months ended June 30, 2026 and 2025 benefited from the application of the Italian Patent Box1 tax regime regulated by Law Decree No. 146, which provides for a 110% super tax deduction for costs relating to eligible intangible assets.

1 The Patent Box regime was first introduced by the Italian Law No. 190/2014 and implemented by the Group until 2024, recognizing the tax benefit over three annual installments starting from 2020. This regime was based on a tax exemption (up to 50%) of the extra profit attributable to eligible intangible assets. The new Patent Box regime regulated by Law Decree No. 146, effective from October 22, 2021, provides for a 110% super tax deduction for costs relating to eligible intangible assets. The Italian tax legislation allowed for a transitional period where both regimes coexisted until 2024 when the original regime ended.

Liquidity and Capital Resources

Liquidity Overview

We require liquidity to fund our operations, meet our obligations, make capital investments and reward our shareholders. Short-term liquidity is required primarily to support our working capital needs, including the purchase of raw materials, parts, components and utilities used in the production of our cars, as well as personnel and other operating costs. In addition to our operating requirements, we require cash to support capital investments aligned with our long-term strategy. These investments include expenditures for the continuous renewal and expansion of our product portfolio, supporting both current and future models, as well as research and development activities focused on innovation and technological advancement, including hybrid and electric technologies. Our capital investments also include expenditures related to our industrial activities and related infrastructure, such as manufacturing facilities, production efficiency, capacity development, sustainability initiatives, environmental and regulatory compliance and maintenance activities. We fund our capital expenditures primarily through cash generated from our operating activities.
We also use liquidity to reward our shareholders through a combination of dividends and share repurchases, while maintaining a strong financial position and sufficient financial flexibility. In 2025, we approved dividends to owners of the parent company of €532 million and completed common share repurchases of €785 million, and we continue to reward our shareholders in the first half of 2026 through a combination of dividends and share repurchases, with a dividend distribution to owners of the parent of €638 million (of which €599 million was paid during the period) and share repurchases of €435 million. In general, the execution of these shareholder return initiatives is subject to our financial performance, liquidity position and applicable governance, legal and regulatory considerations. For additional information relating to Adjusted Net Profit, which is a non-GAAP financial measure, see “—Non-GAAP Financial Measures”.
    We centrally manage our operating cash, liquidity and cash flow requirements with the objective of ensuring effective and efficient management of our funds. Our liquidity management framework is designed to ensure that we have adequate resources to support our operating activities, planned capital investments and capital allocation priorities, while maintaining appropriate financial flexibility. We believe that our cash generation, together with our available liquidity, including committed credit lines granted by primary financial institutions and our access to debt capital markets, will be sufficient to meet our short‑term and long‑term liquidity requirements.
Cyclical Nature of Our Cash Flows
Our working capital is subject to month-to-month fluctuations due to production and sales volumes, our financial services activities, the timing of capital expenditures and, to a lesser extent, tax payments. In particular, our inventory levels generally increase in the periods leading up to the launch of new models, during the phase-out of existing models when we build up spare parts, and at the end of the second quarter when our inventory levels may be higher to support the summer plant shutdown. In addition, inventory levels may be adjusted from time to time to respond to supply chain management requirements.
We generally receive payment for cars between 30 and 40 days after the car is shipped (or earlier when sales financing arrangements are utilized by us or by our dealers), while we pay most suppliers between 60 and 70 days after we receive goods or services. Additionally, we may receive advance payments from customers, mainly for our Icona, Supercar, Special Series and other limited edition models, as well as certain Range models in selected markets. We maintain sufficient inventory of raw materials and components to ensure continuity of our production lines, however delivery of most raw materials and components takes place monthly or more frequently in order to minimize inventories. The manufacture of one of our cars typically takes between 30 and 45 days, depending on the level of automation of the relevant production line, and the car is generally shipped to our dealers three to six days following the completion of production, although in certain regions we may warehouse cars for longer periods of time to ensure prompt deliveries.

As a result of the above, including the advances received from customers for certain car models, we tend to receive payment for cars shipped before or around the time we are required to make payments for the raw materials, components or other materials used in the manufacturing of our cars. However, the advances we collect on cars may be subject to timing differences from period to period as a result of the number of models in our product portfolio for which we collect advances and the stage of their lifecycle at a given point in time, which ultimately impacts our working capital.

Our investments for capital expenditures and research and development are, among other factors, influenced by the timing and number of new model launches. Our development costs, as well as our other investments for capital expenditures, generally peak when we develop a significant number of new models to renew or expand our product portfolio. Our investments in research and development are also influenced by the timing of research costs for our racing activities, in particular Formula 1, for which expenditure in a normal season is generally higher in the first and last quarters of the year, and also depends on the evolution of the applicable Formula 1 technical regulations, as well as the number and cadence of races during the course of the racing season. We continue to incur significant capital spending as we broaden our car architectures, prioritize innovation and advanced technologies, and integrate hybrid and electric powertrains into our product portfolio. We also continue to make significant capital investments in operating assets and infrastructure projects that are important for our continued growth and development, including for the ongoing construction of our new paint shop, which we target to inaugurate in 2027.

The payment of income taxes also affects our cash flows. We pay the first tax advance payment in the second or third quarter of the year, together with the remaining tax balance due for the previous year, and the remaining part of the advance payment in the third or fourth quarter.

Cash Flows
    The following table summarizes the cash flows from/(used in) operating, investing and financing activities for the six months ended June 30, 2026 and 2025. For additional information relating to our cash flows, see our semi-annual consolidated statement of cash flows included within our Semi-Annual Condensed Consolidated Financial Statements elsewhere in this Semi-Annual Report.

	For the six months ended June 30,
	2026	2025
	(€ million)
Cash and cash equivalents at the beginning of the period	1,467	1,742
Cash flows from operating activities	1,300	1,242
Cash flows used in investing activities	(488)	(463)
Cash flows used in financing activities	(797)	(990)
Translation exchange differences	4	(13)
Total change in cash and cash equivalents	19	(224)
Cash and cash equivalents at the end of the period	1,486	1,518

For the six months ended June 30, 2026 cash and cash equivalents held by the Group increased by €19 million compared to a decrease of €224 million for the six months ended June 30, 2025. This represents a favorable year-over-year variance in cash flows of €243 million, primarily attributable to the combined effects of:
(i)a decrease in cash flows used in financing activities of €193 million, driven by (i) a decrease in repayments of debt of €327 million, partially offset by (ii) an increase in dividends paid to owners of €97 million, (iii) a decrease in proceeds from debt of €26 million, and (iv) an increase in share repurchases of €11 million;
(ii)an increase in cash flows from operating activities of €58 million, primarily driven by (i) an increase in net profit excluding non-cash items of €75 million; and
(iii)a favorable movement in translation exchange differences on cash and cash equivalents of €17 million;
partially offset by:
(iv)an increase in cash flows used in investing activities of €25 million, driven primarily by (i) higher investments in intangible assets, and (ii) higher investments in property, plant and equipment, mainly reflecting our initiatives for product and infrastructure development, as well as for lifestyle and luxury retail activities and the “Tailor Made” program.
A summary of the cash flows from or used in operating, investing and financing activities for each period is provided below.

Operating Activities - Six Months Ended June 30, 2026
    Our cash flows from operating activities for the six months ended June 30, 2026 were €1,300 million, primarily the result of:
(i)net profit of €876 million, adjusted for non-cash items including €324 million for depreciation and amortization expense, €262 million of income tax expense, €15 million of financial expenses, net, and €82 million of other non-cash expenses, net (mainly related to provisions, allowances, share-based compensation and the result from investments accounted for using the equity method), and
(ii)€126 million of cash generated from the change in other operating assets and liabilities, primarily driven by sponsorship agreements and advances received for cars (mainly the F80);
partially offset by:
(iii)€134 million of cash absorbed by receivables from financing activities driven by growth of the financial services portfolio;
(iv)€107 million cash absorbed from inventories, trade receivables and trade payables, reflecting:
–€137 million from inventories driven by higher finished goods, and
–€112 million from trade receivables driven by sponsorship agreements, partially offset by
–€142 million of cash generated from trade payables;

(v) €23 million of net finance costs paid, and
(vi) €121 million of income taxes paid.
Operating Activities - Six Months Ended June 30, 2025
Our cash flows from operating activities for the six months ended June 30, 2025 were €1,242 million, primarily the result of:
(i)net profit of €837 million, adjusted for €236 million of income tax expense, €308 million for depreciation and amortization expense, €21 million of financial expenses, net, and net other non-cash expenses of €50 million (including provisions accrued); and
(ii)€182 million of cash generated from the change in other operating assets and liabilities, primarily driven by advances received for cars (mainly the F80) and sponsorship agreements;
partially offset by:
(iii)€121 million of cash absorbed from trade receivables, inventories and trade payables, reflecting:
–€82 million from trade receivables driven by sponsorship agreements, and
–€69 million from inventories driven by production planning, partially offset by
–€30 million from trade payables;
(iv)€51 million related to cash absorbed by receivables from financing activities driven by growth of the financial services portfolio;
(v)€46 million of net finance costs paid; and
(vi)€174 million of income taxes paid.

Investing Activities - Six Months Ended June 30, 2026
    For the six months ended June 30, 2026 our net cash used in investing activities was €488 million, primarily attributable to capital expenditures of: (i) €248 million for intangible assets, mainly related to internally generated and externally acquired development costs, and (ii) €241 million for property, plant and equipment. For a detailed analysis of investments in intangible assets and property, plant and equipment see “Capital Expenditures” below.
Investing Activities - Six Months Ended June 30, 2025
For the six months ended June 30, 2025 our net cash used in investing activities was €463 million, primarily attributable to capital expenditures of (i) €234 million for intangible assets, mainly related to internally generated and externally acquired development costs, and (ii) €229 million for property, plant and equipment. For a detailed analysis of investments in intangible assets and property, plant and equipment see “Capital Expenditures” below.
Financing Activities - Six Months Ended June 30, 2026
For the six months ended June 30, 2026, net cash used in financing activities was €797 million, primarily attributable to:
(i)€599 million of dividends paid to owners of the parent;
(ii)€435 million to repurchase common shares under the Company’s share repurchase program;
(iii)€146 million for repayments of borrowings from banks and other financial institutions;
(iv)€39 million for repayments of lease liabilities and other debt, and
(v)€36 million for repayments related to our revolving securitization programs in the United States;
partially offset by:
(vi)€300 million in proceeds from new bank borrowings;
(vii)€129 million in proceeds related to our revolving securitization programs in the United States, and
(viii)€29 million in proceeds from other debt.
Financing Activities - Six Months Ended June 30, 2025
For the six months ended June 30, 2025, net cash used in financing activities was €990 million, primarily the result of:
(i)€502 million of dividends paid (of which €498 million was to owners of the parent and €4 million was to non-controlling interests);
(ii)€424 million to repurchase common shares under the Company’s share repurchase program, including €300 million for the repurchase of 666,666 common shares as a purchaser following the accelerated bookbuild offering (“ABO”) made by Exor N.V. on February 26, 2025, as well as €20 million the Sell-to-Cover practice under the Group’s equity incentive plans;
(iii)€451 million for the full repayment upon maturity of a bond previously issued in 2020;
(iv)€39 million for repayments of borrowings from banks and other financial institutions;
(v)€35 million for repayments of lease liabilities and other debt; and
(vi)€23 million for repayments related to our revolving securitization programs in the United States;
partially offset by:

(vii)€400 million in proceeds from new bank borrowings;
(viii)€73 million in proceeds related to our revolving securitization programs in the United States; and
(ix)€11 million in proceeds from other debt.

Capital Expenditures
Capital expenditures are defined as additions to property, plant and equipment (including right-of-use assets recognized in accordance with IFRS 16 — Leases) and intangible assets. Capital expenditures were €497 million and €524 million for the six months ended June 30, 2026 and 2025, respectively.
    The following table presents a breakdown of capital expenditures by category for each of the six months ended June 30, 2026 and 2025:

	For the six months ended June 30,
	2026	2025
	(€ million)
Intangible assets
Internally generated and externally acquired development costs	234	220
Patents, concessions and licenses	8	8
Other intangible assets	6	6
Total intangible assets	248	234
Property, plant and equipment
Land and industrial buildings	7	6
Plant, machinery and equipment	53	38
Other assets	24	61
Advances and assets under construction	165	185
Total property, plant and equipment	249	290
of which right-of-use assets recognized in accordance with IFRS 16	9	61
Total capital expenditures	497	524
Intangible assets
Our capital expenditures for intangible assets were €248 million for the six months ended June 30, 2026 (€234 million for six months ended June 30, 2025).
The most significant investments in intangible assets relate to internally generated and externally acquired development costs, which mainly comprise materials and personnel costs associated with engineering, design and development activities. These investments support both our current and future models, and reflect our ongoing initiatives for advanced technologies, including hybrid and electric, as well as the in-house development of key components used in our cars to enable continued performance upgrades for our customers.
For the six months ended June 30, 2026 we invested €234 million in internally generated and externally acquired development costs, of which €118 million related to the development of models to be launched in future years and €116 million primarily attributable to the development of our current product portfolio and components.
For the six months ended June 30, 2025 we invested €220 million in internally generated and externally acquired development costs, of which €92 million related to the development of models to be launched in future years and €128 million primarily attributable to the development of our current product portfolio and components.
Property, plant and equipment
Our capital expenditures for property, plant and equipment were €249 million and €290 million for the six months ended June 30, 2026 and 2025, respectively, of which €9 million and €61 million related to right-of-use assets, respectively.
For the six months ended June 30, 2026 and 2025, we made significant investments in infrastructure consistent with our growth plans, the renewal and broadening of our product portfolio and supporting future model launches. In particular, we made investments in:
•the new paint shop, the construction of which commenced in 2024 and is currently in progress, and

•car and engine production lines, including for models to be launched in future years, as well as in our personalization programs.

We also made investments for our lifestyle and luxury retail activities, as well as the “Tailor Made” program.
At June 30, 2026, the Group had contractual commitments for the purchase of property, plant and equipment amounting to €210 million (€275 million at December 31, 2025 and €369 million at June 30, 2025), reflecting the significant investments we are making to expand our vehicle architectures, strengthen our infrastructure, including the new paint shop, as well as to support innovation in advanced technologies such as hybrid and electric powertrains.

Non-GAAP Financial Measures
    We monitor and evaluate our operating and financial performance and financial position using several non-GAAP financial measures, including several adjusted measures, which we believe provide additional insight into underlying business performance and facilitate the comparability of results between periods.
We believe that these non-GAAP financial measures provide useful and relevant information to management and investors regarding our performance and improve the ability to analyze our financial performance and financial position. They also provide us with comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. Management also uses these measures for budgeting and business plans, performance monitoring, management remuneration and external reporting purposes.

In particular, we use the following non-GAAP financial measures, which are further described below: EBITDA, Adjusted EBITDA, Adjusted Operating Profit (Adjusted EBIT), Adjusted Net Profit, Adjusted Basic Earnings per Common Share, Adjusted Diluted Earnings per Common Share, Net Debt and Free Cash Flow, as well as a number of financial metrics measured on a constant currency basis.

In addition to the aforementioned non-GAAP financial measures prepared on a consolidated group basis, we use the following non-GAAP financial measures for our industrial activities only: Net Industrial Debt and Free Cash Flow from Industrial Activities. Our industrial activities include all of the Group’s activities except for the financial services activities managed by the wholly owned subsidiary Ferrari Financial Services Inc., whose primary business is to offer retail client financing for the sale of Ferrari cars in the United States and to manage the related financial receivables portfolio.

While similar measures are frequently used by other companies, including within the automotive industry, the non-GAAP financial measures we use may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS Accounting Standards.
EBITDA and Adjusted EBITDA
    EBITDA is defined as net profit before income tax expense, financial expenses/(income), net, and amortization and depreciation. Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs, which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.
    The following table presents the calculation of EBITDA and Adjusted EBITDA for the three and six months ended June 30, 2026 and 2025, and provides a reconciliation of these non-GAAP measures to net profit. There were no adjustments impacting EBITDA, therefore Adjusted EBITDA was equal to EBITDA for the periods presented.

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
	(€ million)
Net profit	463	425	876	837
Income tax expense	138	120	262	236
Financial expenses, net	4	7	15	21
Operating profit (EBIT)	605	552	1,153	1,094
Amortization and depreciation	150	157	324	308
EBITDA	755	709	1,477	1,402
Adjustments	—	—	—	—
Adjusted EBITDA	755	709	1,477	1,402

Adjusted Operating Profit (Adjusted EBIT)
    Adjusted Operating Profit (Adjusted EBIT) is defined as operating profit (EBIT) as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.
    The following table presents operating profit (EBIT) and Adjusted Operating Profit (Adjusted EBIT) for the three and six months ended June 30, 2026 and 2025. There were no adjustments impacting operating profit (EBIT), therefore Adjusted Operating Profit (Adjusted EBIT) was equal to operating profit (EBIT) for the periods presented.

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
	(€ million)
Operating profit (EBIT)	605	552	1,153	1,094
Adjustments	—	—	—	—
Adjusted Operating Profit (Adjusted EBIT)	605	552	1,153	1,094

Adjusted Net Profit
    Adjusted Net Profit is defined as net profit as adjusted for certain income and costs (net of tax effects) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.
    The following table presents net profit and Adjusted Net Profit for the three and six months ended June 30, 2026 and 2025. There were no adjustments impacting net profit, therefore Adjusted Net Profit was equal to net profit for the periods presented.

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
	(€ million)
Net profit	463	425	876	837
Adjustments	—	—	—	—
Adjusted Net Profit	463	425	876	837

Adjusted Basic Earnings per Common Share and Adjusted Diluted Earnings per Common Share
Adjusted Basic Earnings per Common Share and Adjusted Diluted Earnings per Common Share are defined as basic earnings per share and diluted earnings per share, respectively, as adjusted for certain income and costs (net of tax effects) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.
    The following table presents Adjusted Basic Earnings per Common Share and Adjusted Diluted Earnings per Common Share for the three and six months ended June 30, 2026 and 2025. There were no adjustments impacting Basic Earnings per Common Share and Diluted Earnings per Common Share, therefore Adjusted Basic Earnings per Common Share and Adjusted Diluted Earnings per Common Share were equal to basic earnings per common share and diluted earnings per common share for the periods presented.

		For the three months ended June 30,		For the six months ended June 30,
		2026	2025	2026	2025
Net profit attributable to owners of the Company	€ million	462	424	875	836
Weighted average number of common shares for basic earnings per share	thousand	176,228	178,216	176,603	178,437
Basic earnings per common share		€2.63	2.38	4.96	4.68
Adjustments		€—	—	—	—
Adjusted Basic Earnings per Common Share		€2.63	2.38	4.96	4.68

Weighted average number of common shares for diluted earnings per share (1)	thousand	176,429	178,427	176,804	178,648
Diluted earnings per common share		€2.62	2.38	4.95	4.68
Adjustments		€—	—	—	—
Adjusted Diluted Earnings per Common Share		€2.62	2.38	4.95	4.68

(1)    For the three and six months ended June 30, 2026 and 2025, the weighted average number of common shares for diluted earnings per common share was increased to take into consideration the dilutive effects of the potential common shares relating to the Group’s equity incentive plans (assuming 100 percent of the target awards vested).

For the calculation of the basic and diluted earnings per common share, see Note 13 “Earnings per Share” to the Semi-Annual Condensed Consolidated Financial Statements, included elsewhere in this document.

Net (Debt)/Cash and Net Industrial (Debt)/Cash
Due to different sources of cash flows used for the repayment of debt between industrial activities and financial services activities, and the different business structure and leverage implications, Net Industrial (Debt)/Cash, together with Net (Debt)/Cash, are the primary measures used by us to analyze our capital structure and financial leverage.
•Net (Debt)/Cash is defined as debt less cash and cash equivalents and is composed of Net Industrial (Debt)/Cash and Net (Debt)/Cash of Financial Services Activities, which are both defined below.

•Net Industrial (Debt)/Cash is defined as debt of our industrial activities less cash and cash equivalents of our industrial activities. Net Industrial (Debt)/Cash represents our Net (Debt)/Cash less our Net (Debt)/Cash of Financial Services Activities (as defined below). Industrial activities include all of the Group’s activities except for those relating to financial services activities, which are further described below.

•Net (Debt)/Cash of Financial Services Activities is defined as debt of our financial services activities less cash and cash equivalents of our financial services activities. The Group’s financial services activities relate to its fully owned subsidiary Ferrari Financial Services Inc., whose primary business is to offer retail client financing for the sale of Ferrari cars in the United States and to manage the related financial receivables portfolio. The Net (Debt)/Cash of Financial Services Activities primarily relates to our asset-backed financing (securitizations) of the receivables generated by our financial services activities in the United States, and is presented for information purposes to facilitate an understanding of the relationship between Net Debt and Net Industrial Debt, which are the measures used by management.

The following table presents our Net (Debt)/Cash, Net (Debt)/Cash of Financial Services Activities and Net Industrial (Debt)/Cash at June 30, 2026 and December 31, 2025.

	At June 30, 2026			At December 31, 2025
	Group	Financial Services Activities	Industrial Activities	Group	Financial Services Activities	Industrial Activities
	(€ million)
Asset-backed financing (Securitizations)	(1,423)	(1,423)	—	(1,288)	(1,288)	—
Bonds and notes	(951)	—	(951)	(959)	—	(959)
Borrowings from banks and other financial institutions	(584)	(57)	(527)	(428)	(56)	(372)
Lease liabilities	(157)	—	(157)	(162)	—	(162)
Other debt	(51)	(46)	(5)	(47)	(41)	(6)
Total debt with third parties	(3,166)	(1,526)	(1,640)	(2,884)	(1,385)	(1,499)

Intercompany (1)	—	(88)	88	—	(57)	57
Total debt, net of intercompany	(3,166)	(1,614)	(1,552)	(2,884)	(1,442)	(1,442)

Cash and cash equivalents	1,486	65	1,421	1,467	57	1,410

Net Debt	(1,680)	(1,549)	(131)	(1,417)	(1,385)	(32)
_____________________________
(1)Represents intercompany (debt)/receivables between industrial activities and financial services activities.
For additional information relating to our debt, see Note 23 “Debt” to the Semi-Annual Consolidated Financial Statements included elsewhere in this document.
The Net Debt of Financial Services Activities primarily relates to our asset-backed financing (securitizations) of receivables generated by our financial services activities in the United States. The latter amounted to €1,799 million at June 30, 2026 and €1,613 million at December 31, 2025. For additional information relating to our receivables from financing activities and our asset-backed financing (securitizations), see Note 18 “Current Receivables and Other Current Assets” and Note 23 “Debt” to the Semi-Annual Consolidated Financial Statements included elsewhere in this document.
Cash and cash equivalents

    Cash and cash equivalents amounted to €1,486 million at June 30, 2026 compared to €1,467 million at December 31, 2025.

At June 30, 2026, 85 percent of our cash and cash equivalents were denominated in Euro (90 percent at December 31, 2025). Our cash and cash equivalents denominated in currencies other than the Euro are mostly available to Ferrari S.p.A. and certain subsidiaries that operate in countries outside of Europe. Cash held in such countries may be subject to transfer restrictions depending on the jurisdictions in which these subsidiaries operate. In particular, cash held in China (including cash held in foreign currencies), which amounted to €52 million at June 30, 2026 (€25 million at December 31, 2025), is subject to certain repatriation restrictions and may only be repatriated as a repayment of payables or debt, or as dividends or capital distributions. We do not currently believe that such transfer restrictions have an adverse impact on our ability to meet our liquidity requirements.

    A breakdown of cash and cash equivalents by currency is presented below.

	At June 30, 2026	At December 31, 2025
	(€ million)
Euro	1,263	1,327
U.S. Dollar	137	75
Chinese Yuan	52	24
Pound Sterling	11	10
Other currencies	23	31
Total	1,486	1,467

    Cash collected from the settlement of receivables under securitization programs is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. This cash amounted to €63 million at June 30, 2026 (€54 million at December 31, 2025).

    Total available liquidity

    At June 30, 2026, our available liquidity, represented by cash and cash equivalents and undrawn committed credit lines, was €2,036 million (€2,017 million at December 31, 2025).

    A breakdown of our available liquidity is presented below.

	At June 30, 2026	At December 31, 2025
	(€ million)
Cash and cash equivalents	1,486	1,467
Undrawn committed credit lines	550	550
Total available liquidity	2,036	2,017
The undrawn committed credit lines at June 30, 2026 and December 31, 2025 relate to revolving credit facilities. For further information relating to our debt, see Note 23 “Debt” in the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this document.
Free Cash Flow and Free Cash Flow from Industrial Activities

Free Cash Flow and Free Cash Flow from Industrial Activities are two of our primary key performance indicators to measure the Group’s performance and cash flow generation. These measures are not representative of residual cash flows available for discretionary purposes.

•Free Cash Flow is defined as consolidated cash flows from operating activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases) and intangible assets. Free Cash Flow is composed of Free Cash Flow from Industrial Activities and Free Cash Flow from Financial Services Activities, which are both defined below.

•Free Cash Flow from Industrial Activities is defined as cash flows from operating activities of our industrial activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases) and intangible assets of our industrial activities. Free Cash Flow from Industrial Activities represents our Free Cash Flow less our Free Cash Flow from Financial Services Activities (as defined below). Industrial activities include all of the Group’s activities except for those relating to financial services activities.

•Free Cash Flow from Financial Services Activities is defined as cash flows from operating activities of our financial services activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases) and intangible assets of our financial services activities. The Group’s financial services activities relate only to its wholly owned subsidiary Ferrari Financial Services Inc., whose primary business is to offer retail client financing for the sale of Ferrari cars in the United

States and to manage the related financial receivables portfolio. Its cash flows from operating activities are mainly driven by the change in its financial receivables portfolio (receivables from financing activities), as well as its operating result during the period. Free Cash Flow from Financial Services Activities is presented for information purposes to facilitate an understanding of the relationship between Free Cash Flow and Free Cash Flow from Industrial Activities, which are the measures used by management.

    The following table presents our Free Cash Flow, Free Cash Flow from Financial Services Activities and Free Cash Flow from Industrial Activities for the six months ended June 30, 2026 and 2025.

	For the six months ended June 30,
	2026			2025
	Group	Financial Services Activities	Industrial Activities	Group	Financial Services Activities	Industrial Activities
	(€ million)
Cash flows from operating activities (1)	1,300	(118)	1,418	1,242	(39)	1,281
Investments in property, plant and equipment and intangible assets	(489)	—	(489)	(463)	—	(463)
Free Cash Flow	811	(118)	929	779	(39)	818
___________________________
(1)Financial services activities mainly reflect the outflows derived from the increase in the financial receivables portfolio (the change in receivables from financing activities in the semi-annual condensed consolidated statement of cash flows) of €133.7 million and €50.7 million for the six months ended June 30, 2026 and 2025, respectively.
Free Cash Flow for the six months ended June 30, 2026 was €811 million, an increase of €32 million compared to €779 million for the six months ended June 30, 2025. For an explanation of the drivers in Free Cash Flow see “Cash Flows” above.
Free Cash Flow from Industrial Activities for the six months ended June 30, 2026 was €929 million, an increase of €111 million compared to €818 million for the six months ended June 30, 2025. The increase was primarily attributable to (i) an increase in Adjusted EBITDA from our industrial activities of €67 million, (ii) a decrease in income tax paid of €53 million, and (iii) a decrease in cash used for inventories, trade receivables and trade payables of €14 million, partially offset by (iv) an increase in cash flows used in investing activities of €26 million, primarily driven by higher investments in intangible assets and in property, plant and equipment, mainly reflecting our initiatives for product and infrastructure development, as well as for lifestyle and luxury retail activities and the “Tailor Made” program.
Constant Currency Information
    The “Results of Operations” discussion above includes information about our net revenues on a constant currency basis, which excludes the effects of foreign currency translation from our subsidiaries with functional currencies other than Euro, as well as the effects of foreign currency transaction impact and foreign currency hedging. We use this information to assess how the underlying revenues changed independently of fluctuations in foreign currency exchange rates and hedging. We calculate constant currency by (i) applying the prior-period average foreign currency exchange rates to translate current period revenues of foreign subsidiaries expressed in local functional currency other than Euro, (ii) applying the prior-period average foreign currency exchange rates to current period revenues originated in a currency other than the functional currency of the applicable entity, and (iii) eliminating the impact of any foreign currency hedging (see Note 5 “Other Information” to the Semi-Annual Condensed Consolidated Financial Statements, included in this Semi-Annual Report, for information on the foreign currency exchange rates applied). Although we do not believe that these measures are a substitute for GAAP measures, we do believe that revenues excluding the impact of currency fluctuations and the impacts of hedging provide additional useful information to investors regarding the operating performance on a local currency basis.

Risk Factors

We face a variety of risks and uncertainties in our business. For a description of these risks and uncertainties please see “Risk Factors” in the Group’s Annual Report and Form 20-F for the year ended December 31, 2025 filed with the AFM and the SEC on February 19, 2026. All such risks factors should be read together with this Semi-Annual Report. Additional risks and uncertainties that we are unaware of, or that we currently believe to be immaterial, may also become important factors that affect us.

Outlook

2026 guidance raised, based on the updated assumptions:
•Stronger personalizations than initially expected
•Lower than anticipated currency headwinds, net of hedges

Confirmed the below, compared with 2025:

•Significant model change-over to shape the year and positive product mix
•Higher racing and lifestyle revenues
•Increased brand investments, as well as racing and digital expenses
•Higher depreciation and amortization in line with start of production of new models

Our guidance is based on current visibility on the Middle East crisis effects.

(€B, unless otherwise stated)	UPWARD REVISED 2026 GUIDANCE	PREVIOUS 2026 GUIDANCE	2025
NET REVENUES	~7.60	~7.50	7.15
ADJ. EBITDA (margin %)	≥2.97 ≥39.0%	≥2.93 ≥39.0%	2.77 38.8%
ADJ. OPERATING PROFIT (EBIT) (margin %)	≥2.26 ≥29.5%	≥2.22 ≥29.5%	2.11 29.5%
ADJ. DILUTED EPS (€)	≥9.68(1)	≥9.45(2)	8.96(2)
INDUSTRIAL FCF	≥1.55	≥1.50	1.54
____________________________
(1)Calculated using the weighted average diluted number of common shares at June 30, 2026 (176,804 thousand).
(2)Calculated using the weighted average diluted number of common shares at December 31, 2025 (178,321 thousand).

FERRARI N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(UNAUDITED)

FERRARI N.V.
SEMI-ANNUAL CONSOLIDATED INCOME STATEMENT
for the three and six months ended June 30, 2026 and 2025
(Unaudited)

		For the three months ended June 30,		For the six months ended June 30,
	Note	2026	2025	2026	2025
		(€ thousand)
Net revenues	6	1,937,769	1,787,553	3,785,843	3,578,303
Cost of sales	7	918,647	846,590	1,808,791	1,704,081
Selling, general and administrative costs	8	188,070	159,970	348,649	309,039
Research and development costs	9	217,503	224,991	462,684	457,782
Other expenses, net	10	11,581	6,454	18,959	18,189
Result from investments		3,088	2,820	6,342	5,418
Operating profit (EBIT)		605,056	552,368	1,153,102	1,094,630
Financial income	11	17,180	74,636	49,990	120,172
Financial expenses	11	21,219	82,008	65,242	141,536
Financial expenses, net	11	4,039	7,372	15,252	21,364
Profit before taxes		601,017	544,996	1,137,850	1,073,266
Income tax expense	12	138,234	119,900	261,706	236,119
Net profit		462,783	425,096	876,144	837,147
Net profit attributable to:
Owners of the parent		462,243	424,266	875,106	835,909
Non-controlling interests		540	830	1,038	1,238

Basic earnings per common share (in €)	13	2.63	2.38	4.96	4.68
Diluted earnings per common share (in €)	13	2.62	2.38	4.95	4.68

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

FERRARI N.V.
SEMI-ANNUAL CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the three and six months ended June 30, 2026 and 2025
(Unaudited)

		For the three months ended June 30,		For the six months ended June 30,
	Note	2026	2025	2026	2025
		(€ thousand)
Net profit		462,783	425,096	876,144	837,147
(Losses)/Gains on cash flow hedging instruments	20	(22,947)	108,202	(102,069)	176,100
Exchange differences on translating foreign operations	20	1,362	(8,926)	6,847	(16,347)
Related tax impact	20	6,532	(30,231)	28,742	(49,194)
Total other comprehensive (loss)/income, net of tax (all of which may be reclassified to the consolidated income statement in subsequent periods)		(15,053)	69,045	(66,480)	110,559
Total comprehensive income		447,730	494,141	809,664	947,706
Total comprehensive income attributable to:
Owners of the parent		447,065	493,673	808,329	947,039
Non-controlling interests		665	468	1,335	667

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

FERRARI N.V.
SEMI-ANNUAL CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at June 30, 2026 and at December 31, 2025
(Unaudited)

	Note	At June 30, 2026	At December 31, 2025
		(€ thousand)
Assets
Goodwill		785,182	785,182
Intangible assets	14	1,705,563	1,638,457
Property, plant and equipment	15	2,148,049	2,057,891
Investments and other financial assets	16	103,733	96,444
Deferred tax assets		255,220	226,005
Total non-current assets		4,997,747	4,803,979
Inventories	17	1,240,248	1,113,904
Trade receivables	18	464,170	360,339
Receivables from financing activities	18	1,798,546	1,613,396
Tax receivables	18	16,652	31,715
Other current assets	18	188,229	159,223
Current financial assets	19	22,996	78,085
Cash and cash equivalents	29	1,485,762	1,467,711
Total current assets		5,216,603	4,824,373
Total assets		10,214,350	9,628,352

Equity and liabilities
Equity attributable to owners of the parent		3,658,306	3,906,893
Non-controlling interests		6,237	7,849
Total equity	20	3,664,543	3,914,742

Employee benefits		89,842	145,294
Provisions	22	169,848	184,481
Deferred tax liabilities		282,568	254,387
Debt	23	3,165,647	2,884,220
Other liabilities	24	1,716,406	1,391,616
Other financial liabilities	19	50,080	7,405
Trade payables	25	991,197	841,256
Tax payables		84,219	4,951
Total equity and liabilities		10,214,350	9,628,352

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

FERRARI N.V.
SEMI-ANNUAL CONSOLIDATED STATEMENT OF CASH FLOWS
for the six months ended June 30, 2026 and 2025
(Unaudited)

		For the six months ended June 30,
	Note	2026	2025
		(€ thousand)
Cash and cash equivalents at the beginning of the period	29	1,467,711	1,742,214

Cash flows from operating activities:
Net profit		876,144	837,147
Income tax expense	12	261,706	236,119
Amortization and depreciation	14, 15	324,329	307,599
Provision accruals	22	26,875	29,199
Result from investments	16	(6,342)	(5,418)
Financial income	11	(49,990)	(120,172)
Financial expenses	11	65,242	141,536
Other non-cash expenses, net	29	60,832	25,259
Change in inventories	17	(137,041)	(69,153)
Change in trade receivables	18	(112,101)	(82,090)
Change in trade payables	25	141,988	30,119
Change in receivables from financing activities	26	(133,670)	(50,685)
Change in other operating assets and liabilities		125,535	181,649
Finance income received		16,644	22,328
Finance costs paid		(39,856)	(68,018)
Income tax paid		(120,612)	(173,605)
Total cash flows from operating activities		1,299,683	1,241,814

Cash flows used in investing activities:
Investments in property, plant and equipment	15	(240,776)	(229,236)
Investments in intangible assets	14	(247,943)	(233,537)
Change in investments and other financial assets		(60)	(458)
Proceeds from the sale of property, plant and equipment and intangible assets	14, 15	906	323
Total cash flows used in investing activities		(487,873)	(462,908)

Cash flows used in financing activities:
Proceeds from borrowings from banks and other financial institutions	23	300,000	400,000
Repayments of borrowings from banks and other financial institutions	23	(145,833)	(39,166)
Proceeds from securitizations	23	129,020	72,521
Repayments of securitizations	23	(36,444)	(22,644)
Proceeds from other debt	23	28,722	11,178
Repayments of other debt	23	(25,666)	(24,918)
Repayments of lease liabilities	23	(13,478)	(10,239)
Repayments of bonds and notes	23	—	(450,963)
Dividends paid to owners of the parent		(598,854)	(497,890)
Dividends paid to non-controlling interests		—	(4,448)
Share repurchases	20	(434,760)	(423,676)
Total cash flows used in financing activities		(797,293)	(990,245)

Translation exchange differences		3,534	(12,421)

Total change in cash and cash equivalents		18,051	(223,760)
Cash and cash equivalents at the end of the period	29	1,485,762	1,518,454
The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

FERRARI N.V.
SEMI-ANNUAL CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six months ended June 30, 2026 and 2025
(Unaudited)

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At December 31, 2024	2,573	3,518,258	(36,848)	58,648	(8,685)	3,533,946	9,292	3,543,238
Net profit	—	835,909	—	—	—	835,909	1,238	837,147
Other comprehensive income/(loss)	—	—	126,906	(15,776)	—	111,130	(571)	110,559
Total comprehensive income	—	835,909	126,906	(15,776)	—	947,039	667	947,706
Dividends to owners of the parent	—	(532,158)	—	—	—	(532,158)		(532,158)
Dividends to non-controlling interests	—	—	—	—	—	—	(4,448)	(4,448)
Share repurchases	—	(423,676)	—	—	—	(423,676)	—	(423,676)
Share-based compensation	—	16,628	—	—	—	16,628	—	16,628
At June 30, 2025	2,573	3,414,961	90,058	42,872	(8,685)	3,541,779	5,511	3,547,290

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At December 31, 2025	2,573	3,824,443	49,792	38,665	(8,580)	3,906,893	7,849	3,914,742
Net profit	—	875,106	—	—	—	875,106	1,038	876,144
Other comprehensive (loss)/income	—	—	(73,327)	6,550	—	(66,777)	297	(66,480)
Total comprehensive income	—	875,106	(73,327)	6,550	—	808,329	1,335	809,664
Dividends to owners of the parent	—	(637,910)	—	—	—	(637,910)	—	(637,910)
Dividends to non-controlling interests	—	—	—	—	—	—	(2,735)	(2,735)
Share repurchases	—	(434,760)	—	—	—	(434,760)	—	(434,760)
Share-based compensation	—	15,542	—	—	—	15,542	—	15,542
Other movements	—	212	—	—	—	212	(212)	—
At June 30, 2026	2,573	3,642,633	(23,535)	45,215	(8,580)	3,658,306	6,237	3,664,543
.

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. BACKGROUND AND BASIS OF PRESENTATION

Background

Ferrari is among the world’s leading luxury brands. The activities of Ferrari N.V. (herein referred to as “Ferrari” or the “Company” and together with its subsidiaries the “Group”) and its subsidiaries are focused on the design, engineering, production and sale of luxury performance sports cars. The cars are designed, engineered and produced in Maranello and Modena, Italy and sold in more than 60 markets worldwide through a network of 182 authorized dealers operating 196 points of sale. The Ferrari brand is licensed to a selected number of producers and retailers of luxury and lifestyle goods, with Ferrari branded merchandise also sold through a network of 16 Ferrari-owned directly operated stores and 2 franchised stores (as of June 30, 2026), as well as on Ferrari’s website. To facilitate the sale of new and pre-owned cars, the Group provides various forms of financing to clients and dealers, including directly or through cooperation or other agreements with financial institutions. Ferrari also participates in the Formula 1 World Championship through its Scuderia Ferrari team and the World Endurance Championship through its Ferrari Endurance Teams. Ferrari’s racing activities are a core element of Ferrari marketing and promotional activities, as well as an important source of innovation to support the technological advancement of Ferrari’s product portfolio.

2. AUTHORIZATION OF THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND COMPLIANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

    These Semi-Annual Condensed Consolidated Financial Statements of Ferrari N.V. were authorized for issuance on July 30, 2026, and have been prepared in compliance with IAS 34 — Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”). The Semi-Annual Condensed Consolidated Financial Statements should be read together with the Group’s consolidated financial statements at and for the year ended December 31, 2025 (the “Consolidated Financial Statements”), which have been prepared in accordance with IFRS® Accounting Standards (“IFRS Accounting Standards”) as issued by the IASB and IFRS Accounting Standards as adopted by the European Union. There is no effect on these consolidated financial statements resulting from differences between IFRS Accounting Standards as issued by the IASB and IFRS Accounting Standards as adopted by the European Union. The designation IFRS Accounting Standards also includes International Accounting Standards (“IAS® Standards”) as well as the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC® Interpretations” and “SIC® Interpretations”). The accounting policies adopted are consistent with those used in the Consolidated Financial Statements.

3. BASIS OF PREPARATION FOR SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

    The preparation of the Semi-Annual Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities as well as disclosures of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best estimates and judgments at the date of these Semi-Annual Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section “Use of estimates and judgments” in Note 2 “Material accounting policies” of the Consolidated Financial Statements for a detailed description of the significant measurement and valuation procedures used by the Group.
    Moreover, in accordance with IAS 34, certain valuation procedures, in particular those of a more complex nature relating to matters such as impairment of non-current assets, are only carried out in full during the preparation of the annual consolidated financial statements, when all the related information necessary is available, other than in the event that there are indications of impairment, in which case an immediate assessment is required. Similarly, the actuarial valuations that are required for the determination of employee benefit obligations are also usually carried out during the preparation of the annual consolidated financial statements, except in the event of significant market fluctuations or significant plan amendments, curtailments or settlements.

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
New amendments effective from January 1, 2026
In May 2024, IASB issued Amendments to the Classification and Measurement of Financial Instruments which amended IFRS 9 — Financial Instruments and IFRS 7 — Financial Instruments: Disclosures, with the aim of addressing diversity in practice by making the requirements more understandable and consistent. The amendments: (a) clarify the date of recognition and derecognition of certain financial assets and liabilities, with a new exception for certain financial liabilities settled through an electronic cash transfer system to be derecognized before the settlement date if certain criteria are met; (b) clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion; (c) add new disclosures for certain instruments with contractual terms that can change cash flows (such as certain instruments with features linked to the achievement of environment, social and governance (ESG) targets); and (d) update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI). The amendments were effective for the Group from January 1, 2026 and there was no impact from their adoption.

In July 2024, IASB issued Annual Improvements to IFRS Accounting Standards — Volume 11 which contains amendments to five standards as result of IASB’s annual improvements project. IASB uses the annual improvements process to make necessary, but non-urgent, amendments to IFRS Accounting Standards that will not be included as part of another major project. The amended standards are: IFRS 1 — First-time Adoption of International Financial Reporting Standards, IFRS 7 —Financial Instruments: Disclosures and its accompanying Guidance on implementing IFRS 7; IFRS 9 — Financial Instruments; IFRS 10 — Consolidated Financial Statements; and IAS 7 — Statement of Cash Flows. The amendments were effective for the Group from January 1, 2026 and there was no impact from their adoption.

In November 2025, the IASB issued illustrative examples on reporting uncertainties in financial statements (Amendments to Illustrative Examples on IFRS 7, IFRS 18, IAS 1, IAS 8, IAS 36 and IAS 37 — Disclosures about Uncertainties in the Financial Statements). These illustrative examples demonstrate how companies can apply IFRS Accounting Standards when reporting the effects of uncertainties in their financial statements. As accompanying materials to IFRS Accounting Standards, these illustrative examples do not have an effective date. However, companies are expected to implement any changes in their reporting on a timely basis. There were no impacts to the Group’s financial statements as a result of these illustrative examples.

New standards and amendments not yet effective

    The standards and amendments issued by the IASB that will have mandatory application in 2027 or subsequent years are listed below:

In April 2024, the IASB issued IFRS 18 — Presentation and Disclosure in Financial Statements, primarily in response to investors’ concerns about comparability and transparency of entities’ performance reporting. IFRS 18 replaces IAS 1 — Presentation of Financial Statements, carrying forward many of the requirements in IAS 1 unchanged and complementing them with new requirements. In addition, some IAS 1 paragraphs have been moved to IAS 8 — Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 — Financial Instruments: Disclosures. Furthermore, the IASB has made minor amendments to IAS 7 — Statement of Cash Flows and IAS 33 — Earnings Per Share.

IFRS 18 introduces new requirements to:

•present specified categories and defined subtotals in the statement of profit or loss;
•provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements, and
•improve aggregation and disaggregation.

IFRS 18 is effective from January 1, 2027. The Group is evaluating the potential impact from the adoption of this standard and performing a detailed assessment to determine the appropriate classification of items to ensure that the operating profit subtotal will comply with the requirements of IFRS 18.

The Group currently reports various non-GAAP financial measures (also referred to as alternative performance measures) to its investors that may meet the definition of a management-defined performance measure under IFRS 18, including EBITDA, Adjusted EBITDA, Adjusted Operating Profit (Adjusted EBIT) and Adjusted Net Profit. Management-defined performance measures under IFRS 18 require specific disclosures within a note to the financial statements. The

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Group is performing an assessment of other measures that are currently being reported outside the financial information to determine whether or not they meet the definition of a management-defined performance measure.

In May 2024, the IASB issued IFRS 19 — Subsidiaries without Public Accountability: Disclosures, which permits eligible subsidiaries to use IFRS Accounting Standards with reduced disclosures better suited to the needs of the users of their financial statements, as well as to keep only one set of accounting records to meet the needs of both their parent company and the users of their financial statements. In August 2025, the IASB issued amendments to IFRS 19 that will provide reduced disclosure requirements for new and amended IFRS Accounting Standards issued between February 2021 and May 2024 that were not considered when IFRS 19 was first issued. The standard and amendments are effective on or after January 1, 2027 and earlier application is permitted. The Group does not expect any impact from the adoption of this standard.

In November 2025, the IASB issued amendments for translation to a hyperinflationary presentation currency which amended IAS 21 — The Effects of Changes in Foreign Exchange Rates, to clarify how companies should translate financial statements from a non-hyperinflationary currency into a hyperinflationary one. The amendments are effective on or after January 1, 2027 and earlier application is permitted. The Group does not expect any impact from the adoption of these amendments.

Scope of consolidation
Following the acquisition in October 2025 of a 51 percent controlling interest in Ferrari Korea Co., Ltd, in June 2026 the Group acquired an additional 9 percent interest in the company.
4. FINANCIAL RISK FACTORS

The Group is exposed to various financial risks, including financial market risk (relating mainly to foreign currency exchange rates and, to a lesser extent, interest rates and commodity prices), credit risk and liquidity risk. The Semi-Annual Condensed Consolidated Financial Statements do not include all of the information and disclosures on financial risk management required in the annual consolidated financial statements. For a detailed description of the financial risk factors and financial risk management of the Group, reference should be made to Note 30 “Qualitative and Quantitative Information on Financial Risks” of the Consolidated Financial Statements at and for the year ended December 31, 2025.

5. OTHER INFORMATION
    The principal foreign currency exchange rates used to translate other currencies into Euro are presented below.

	Average for the six months ended June 30,	June 30,	Average for the six months ended June 30,	June 30,	At December 31,
	2026		2025
U.S. Dollar	1.1666	1.1394	1.0927	1.1720	1.1750
Pound Sterling	0.8672	0.8618	0.8423	0.8555	0.8726
Swiss Franc	0.9179	0.9224	0.9414	0.9347	0.9314
Japanese Yen	184.4587	185.0800	162.1195	169.1700	184.0900
Chinese Yuan	8.0073	7.7314	7.9238	8.3970	8.2262
Australian Dollar	1.6612	1.6544	1.7229	1.7948	1.7581
Canadian Dollar	1.6074	1.6220	1.5400	1.6027	1.6088
Singapore Dollar	1.4907	1.4754	1.4461	1.4941	1.5105
Hong Kong Dollar	9.1274	8.9350	8.5168	9.2001	9.1464
South Korean Won	1,730.66	1,767.08	1,556.50	1,588.21	1,696.94

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
6. NET REVENUES
    A breakdown of net revenues is presented below.

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
	(€ thousand)
Revenues from:
Cars and spare parts	1,628,904	1,506,819	3,185,286	3,043,133
Sponsorship, commercial and brand	209,013	204,514	426,934	395,855
Other (1)	99,852	76,220	173,623	139,315
Total net revenues	1,937,769	1,787,553	3,785,843	3,578,303
____________________________________
(1)Primarily includes net revenues from financial services activities, the management of the Mugello racetrack and other sports-related activities, as well as net revenues generated from the rental of engines to other Formula 1 teams.
Interest and other financial income from financial services activities included within other net revenues for the three months ended June 30, 2026 and 2025 amounted to €37,971 thousand and €34,963 thousand, respectively, and for the six months ended June 30, 2026 and 2025 amounted to €72,067 thousand and €69,726 thousand, respectively.

7. COST OF SALES
    Cost of sales for the three months ended June 30, 2026 and 2025 amounted to €918,647 thousand and €846,590 thousand, respectively, and consisted primarily of materials, components and labor related to the manufacturing and distribution of cars and spare parts. Cost of sales also includes depreciation and amortization, insurance, transportation costs, warranty and product-liability related costs, as well as production costs for engines rented to other Formula 1 racing teams.
Interest and other financial expenses from financial services activities included within cost of sales for the three months ended June 30, 2026 and 2025 amounted to €24,313 thousand and €25,175 thousand, respectively, and for the six months ended June 30, 2026 and 2025 amounted to €45,475 thousand and €49,247 thousand, respectively.
8. SELLING, GENERAL AND ADMINISTRATIVE COSTS

A breakdown of selling, general and administrative costs is presented below.

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
	(€ thousand)
Selling costs	120,675	94,661	211,306	176,740
General and administrative costs	67,395	65,309	137,343	132,299
Total selling, general and administrative costs	188,070	159,970	348,649	309,039

Selling costs consist mainly of expenses related to sales personnel, marketing and events, and retail stores. Costs for marketing and events primarily relate to corporate events, trade shows, and media and client events for the launch of new models, as well as lifestyle events, including the use of digital solutions. These costs also include indirect marketing and brand-promotion activities, including those incurred through the Formula 1 racing team, Scuderia Ferrari.

General and administrative costs consist mainly of administrative and other general expenses that are not directly attributable to manufacturing, sales, or research and development activities. These costs include, in particular, personnel-related expenses and costs associated with the development and maintenance of the Group’s digital infrastructure.

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
9. RESEARCH AND DEVELOPMENT COSTS
    A breakdown of research and development costs is presented below.

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
	(€ thousand)
Research and development costs expensed during the period	144,177	146,157	299,352	305,744
Amortization of capitalized development costs	73,326	78,834	163,332	152,038
Total research and development costs	217,503	224,991	462,684	457,782
    Research and development costs expensed primarily relate to Formula 1 racing activities and programs to support innovation across the Group’s product portfolio and components, particularly those involving advanced technologies.

10. OTHER EXPENSES, NET
    A breakdown of other expenses, net is presented below.

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
	(€ thousand)
Other expenses	16,540	10,106	26,319	28,013
Other income	4,959	3,652	7,360	9,824
Total other expenses, net	11,581	6,454	18,959	18,189

Other expenses primarily consist of indirect taxes, provisions, and other miscellaneous expenses, while other income primarily consists of rental income, gains on the disposal of property, plant and equipment and releases of previously recognized provisions, as well as other miscellaneous income.

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
11. FINANCIAL EXPENSES AND FINANCIAL INCOME
A breakdown of financial expenses and financial income is presented below.

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
	(€ thousand)
Foreign exchange gains	7,208	62,244	32,407	95,862
Interest income	1,858	5,078	5,993	11,358
Other financial income	8,114	7,314	11,590	12,952
Financial income	17,180	74,636	49,990	120,172
Foreign exchange losses	10,921	69,702	44,839	116,305
Interest expenses	7,681	12,188	17,688	25,000
Other financial expenses	2,617	118	2,715	231
Financial expenses	21,219	82,008	65,242	141,536
Financial expenses, net	4,039	7,372	15,252	21,364
Financial expenses primarily relate to foreign exchange losses, including the net costs of hedging, and interest expenses on debt.
Financial income primarily relates to foreign exchange gains and interest income on cash and cash equivalents.
Interest and other financial income from financial services activities, and interest expenses and other financial charges relating to those activities, are recognized within net revenues and cost of sales, respectively.

12. INCOME TAX EXPENSE
    A breakdown of income tax expense is presented below.

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
	(€ thousand)
Current tax expense	127,594	86,498	229,753	192,815
Deferred tax expense	12,117	34,160	33,420	44,046
Taxes relating to prior periods	(1,477)	(758)	(1,467)	(742)
Total income tax expense	138,234	119,900	261,706	236,119
The Group’s Italian entities participate in a group Italian tax consolidation under Ferrari N.V.
Income tax expense amounted to €138,234 thousand and €119,900 thousand for the three months ended June 30, 2026 and 2025, respectively, and €261,706 thousand and €236,119 thousand for the six months ended June 30, 2026 and 2025, respectively.
Income taxes for the six months ended June 30, 2026 and 2025 benefited from the application of the Italian Patent Box tax regime regulated by Law Decree No. 146, which provides for a 110% super tax deduction for costs relating to eligible intangible assets. The decrease in the deferred tax expense was primarily attributable to lower releases of deferred tax assets related to prior Patent Box regimes.
The effective tax rate was 23.0 percent for the six months ended June 30, 2026 and 22.0 percent for the six months ended June 30, 2025.
Imposta Regionale sulle Attività Produttive (“IRAP”) (current and deferred) for the six months ended June 30, 2026 and 2025 amounted to €44,503 thousand and €33,784 thousand, respectively. IRAP is only applicable to Italian entities and is

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments. IRAP is calculated using financial information prepared under Italian accounting standards. IRAP is applied on the tax base at 4.2 percent for the six months ended June 30, 2026 and 3.9 percent for the six months ended June 30, 2025.
13. EARNINGS PER SHARE
    Basic earnings per share
    Basic earnings per share is calculated by dividing the profit attributable to owners of the Company by the weighted average number of common shares issued and outstanding during the period.

The following table presents the amounts used in the calculation of basic earnings per share for the three and six months ended June 30, 2026 and 2025.

		For the three months ended June 30,		For the six months ended June 30,
		2026	2025	2026	2025
Profit attributable to owners of the Company	€ thousand	462,243	424,266	875,106	835,909
Weighted average number of common shares for basic earnings per share	thousand	176,228	178,216	176,603	178,437
Basic earnings per share	€	2.63	2.38	4.96	4.68

    Diluted earnings per share
    For the three and six months ended June 30, 2026 and 2025, the weighted average number of shares for diluted earnings per share was increased to take into consideration the dilutive effects of the potential common shares relating to the Group’s equity incentive plans (assuming 100 percent of the target awards vested). For additional information relating to the Group’s equity incentive plans, see Note 21 “Share-Based Compensation”.

The following table presents the amounts used in the calculation of diluted earnings per share for the three and six months ended June 30, 2026 and 2025.

		For the three months ended June 30,		For the six months ended June 30,
		2026	2025	2026	2025
Profit attributable to owners of the Company	€ thousand	462,243	424,266	875,106	835,909
Weighted average number of common shares for diluted earnings per share	thousand	176,429	178,427	176,804	178,648
Diluted earnings per share	€	2.62	2.38	4.95	4.68

The following table presents a reconciliation from the weighted average number of common shares for basic earnings per share to the weighted average number of common shares for diluted earnings per share.

	For the three months ended June 30,		For the six months ended June 30,
Number of shares	2026	2025	2026	2025
Weighted average number of common shares for basic earnings per share	176,228	178,216	176,603	178,437
Adjustments for calculation of diluted earnings per share:
Share-based compensation	201	211	201	211
Weighted average number of common shares for diluted earnings per share	176,429	178,427	176,804	178,648

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

14. INTANGIBLE ASSETS
The following table summarizes the changes in the carrying amount of intangible assets for the six months ended June 30, 2026.

	Balance at December 31, 2025	Additions	Disposals	Amortization	Translation differences and other movements	Balance at June 30, 2026
	(€ thousand)
Intangible assets	1,638,457	247,943	(3,299)	(177,574)	36	1,705,563
    Additions of €247,943 thousand primarily related to internally generated and externally acquired development costs to support the development of the Group’s existing and future models.

15. PROPERTY, PLANT AND EQUIPMENT
The following table summarizes the changes in the carrying amount of property, plant and equipment for the six months ended June 30, 2026.

	Balance at December 31, 2025	Additions	Divestitures	Depreciation	Translation differences and other movements	Balance at June 30, 2026
	(€ thousand)
Property, plant and equipment	2,057,891	249,475	(3,367)	(146,755)	(9,195)	2,148,049
At June 30, 2026 property, plant and equipment included €137,960 thousand of right-of-use assets (€146,266 thousand at December 31, 2025).
The following table summarizes the changes in the carrying amount of right-of-use assets for the six months ended June 30, 2026.

	Balance at December 31, 2025	Additions	Divestitures	Depreciation	Translation differences and other movements	Balance at June 30, 2026
	(€ thousand)
Right-of-use assets	146,266	8,699	(2,461)	(16,486)	1,942	137,960

Additions of €8,699 thousand primarily related to new Ferrari stores. For the six months ended June 30, 2026 depreciation of right-of-use assets amounted to €16,486 thousand and interest expense on lease liabilities amounted to €2,930 thousand (€16,312 thousand and €2,845 thousand respectively for the six months ended June 30, 2025).
At June 30, 2026 the Group had contractual commitments for the purchase of property, plant and equipment amounting to €209,652 thousand (€275,178 thousand at December 31, 2025 and €369,471 thousand at June 30, 2025), reflecting the significant investments the Group is making to expand vehicle architectures, strengthen infrastructure, including the new paint shop, as well as to support innovation in advanced technologies such as hybrid and electric powertrains.

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
16. INVESTMENTS AND OTHER FINANCIAL ASSETS

A breakdown of investments and other financial assets is presented below.

	At June 30, 2026	At December 31, 2025
	(€ thousand)
Investments accounted for using the equity method	82,342	76,011
Other securities and financial assets	21,391	20,433
Total investments and other financial assets	103,733	96,444

Investments accounted for using the equity method
Investments accounted for using the equity method mainly relate to the Group’s investment in Ferrari Financial Services GmbH (“FFS GmbH”), a partnership with CA Auto Bank S.p.A. (Crédit Agricole group) that offers retail client financing in certain markets in EMEA (primarily the UK, Germany and Switzerland), for which the Group holds a 49.9 percent interest, as well as the Group’s investment in FS China Limited, a joint venture formed in China in 2021 to manage certain lifestyle activities in the local market, for which the Group holds a 49.0 percent interest.
Movements in the carrying amount of investments accounted for using the equity method are presented below.

(€ thousand)
Balance at December 31, 2025	76,011
Proportionate share of net profit for the period from January 1, 2026 to June 30, 2026	6,342
Other changes	(11)
Balance at June 30, 2026	82,342
Other securities and financial assets
    Other securities and financial assets primarily include the Group’s holdings of Series C Formula One Group Common Stock of Liberty Media Corporation, the group responsible for the promotion of the Formula 1 World Championship, which are measured at fair value and amounted to €17,607 thousand at June 30, 2026 (€16,743 thousand at December 31, 2025) (the “Liberty Media Shares”).

17. INVENTORIES
A breakdown of inventories is presented below.

	At June 30, 2026	At December 31, 2025
	(€ thousand)
Raw materials	238,290	238,426
Semi-finished goods	260,159	258,287
Finished goods	741,799	617,191
Total inventories	1,240,248	1,113,904
The amount of inventory write-downs recognized as an expense within cost of sales was €34,502 thousand and €14,174 thousand for the six months ended June 30, 2026 and 2025 , respectively.

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
18. CURRENT RECEIVABLES AND OTHER CURRENT ASSETS

A breakdown of current receivables and other current assets is presented below.

	At June 30, 2026	At December 31, 2025
	(€ thousand)
Receivables from financing activities	1,798,546	1,613,396
Trade receivables	464,170	360,339
Current tax receivables	16,652	31,715
Other current assets	188,229	159,223
Total	2,467,597	2,164,673
    Receivables from financing activities relate to financing provided by the Group to Ferrari clients in the United States to finance their car acquisitions. The underlying receivables are denominated in U.S. Dollars and are generally secured on the title of cars or other guarantees.

19. CURRENT FINANCIAL ASSETS AND OTHER FINANCIAL LIABILITIES
A breakdown of current financial assets is presented below.

	At June 30, 2026	At December 31, 2025
	(€ thousand)
Financial derivatives	18,394	73,664
Other financial assets	4,602	4,421
Current financial assets	22,996	78,085
    A breakdown of derivative assets and liabilities at June 30, 2026 and December 31, 2025 is presented below.

	At June 30, 2026		At December 31, 2025
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ thousand)
Cash flow hedges:
Foreign currency derivatives	11,543	(47,777)	70,942	(5,936)
Interest rate caps	6,150	—	1,487	—
Commodities	—	(211)	—	(334)
Total cash flow hedges	17,693	(47,988)	72,429	(6,270)
Other foreign currency derivatives	701	(1,439)	1,235	(335)
Other	—	(653)	—	(800)
Total	18,394	(50,080)	73,664	(7,405)
Foreign currency derivatives that do not meet the requirements to be recognized as cash flow hedges are presented as other foreign currency derivatives. Interest rate caps relate to derivative instruments required as part of certain securitization agreements.
At June 30, 2026 and December 31, 2025, substantially all derivative financial instruments had a maturity of twelve months or less.

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
20. EQUITY
    Share capital
    At June 30, 2026 and December 31, 2025 the fully paid up share capital of the Company was €2,573 thousand. The following table summarizes the number of common shares and special voting shares of the Company at June 30, 2026 and December 31, 2025, each of which has a nominal value of €0.01.

	Common shares			Special voting shares
	Total	Outstanding	Held in treasury	Total	Outstanding	Held in treasury
At December 31, 2025	193,923,499	177,278,893	16,644,606	63,349,112	56,665,641	6,683,471
Shares repurchased under share repurchase program (1)	—	(1,472,743)	1,472,743	—	—	—
Shares assigned under equity incentive plans (2)	—	110,380	(110,380)	—	—	—
Other changes (3)	—	—	—	—	(2,644)	2,644
At June 30, 2026 (4)	193,923,499	175,916,530	18,006,969	63,349,112	56,662,997	6,686,115

Percentage of shares held in treasury	At June 30, 2026 (4)	At December 31, 2025
Total shares (common shares and special voting shares)	9.60%	9.07%
Common shares	7.00%	6.47%
_______________________________________
(1)Includes shares repurchased under the share repurchase program between January 1, 2026 and June 30, 2026 based on the transaction trade date, for a total consideration, including transaction costs, of €434,760 thousand.
(2)On April 16, 2026, 95,273 common shares, which were previously held in treasury, were assigned to participants of the equity incentive plans as a result of the vesting of certain performance share unit and retention restricted share unit awards. On the same day, the Company purchased 35,391 common shares, for a total consideration of €10,759 thousand, from a group of those employees who were assigned shares in order to cover the individual’s taxable income as is standard practice (“Sell to Cover”) in a cross transaction. In April 2026 15,107 share awards vested under the broad-based employee share ownership plan.
(3)Relates to the de-registration of certain special voting shares under the terms and conditions of the Company’s special voting shares.
(4)For additional information, see Note 30 “Subsequent events”.

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Other comprehensive (loss)/income
    A breakdown of other comprehensive (loss)/income is provided below.

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
	(€ thousand)
(Losses)/Gains on cash flow hedging instruments arising during the period	(18,395)	106,764	(50,213)	160,458
Reclassification of cash flow hedge reserves to the consolidated income statement	(4,552)	1,438	(51,856)	15,642
(Losses)/Gains on cash flow hedging instruments	(22,947)	108,202	(102,069)	176,100
Exchange differences on translating foreign operations arising during the period	1,362	(8,926)	6,847	(16,347)
Total other comprehensive (loss)/income (all of which may be reclassified to the consolidated income statement in subsequent periods)	(21,585)	99,276	(95,222)	159,753
Related tax impact	6,532	(30,231)	28,742	(49,194)
Total other comprehensive (loss)/income, net of tax	(15,053)	69,045	(66,480)	110,559
Gains and losses on cash flow hedging instruments relate to changes in the fair value of derivative financial instruments used for cash flow hedging purposes.
A breakdown of the tax effects relating to other comprehensive (loss)/income is presented below.

	For the six months ended June 30,
	2026			2025
	Pre-tax balance	Tax impact	Net balance	Pre-tax balance	Tax impact	Net balance
	(€ thousand)
(Losses)/Gains on cash flow hedging instruments	(102,069)	28,742	(73,327)	176,100	(49,194)	126,906
Exchange gains/(losses) on translating foreign operations	6,847	—	6,847	(16,347)	—	(16,347)
Total other comprehensive (loss)/income	(95,222)	28,742	(66,480)	159,753	(49,194)	110,559

21. SHARE-BASED COMPENSATION

Equity incentive plans
The Group has several equity incentive plans under which a combination of performance share units (“PSUs”) and retention restricted share units (“RSUs”), which each represent the right to receive one Ferrari common share, have been awarded to the Executive Chairman, the Chief Executive Officer (“CEO”), members of the Ferrari Leadership Team (“FLT”) and other employees of the Group. See Note 21 “Share-Based Compensation” to the Consolidated Financial Statements for further details relating to the Group’s equity incentive plans.

Equity Incentive Plan 2023-2025

In April 2026, 76,397 2023-2025 PSU awards vested (representing approximately 145 percent of the target PSU awards that remained outstanding at the time of vesting) as a result of the achievement of the related performance conditions

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
and an equal number of common shares held in treasury will be assigned to participants of the plan, following which there will be no further 2023-2025 PSU awards outstanding.

In April 2026, 18,876 2023-2025 RSU awards vested as a result of the achievement of the related service condition, which is the recipient’s continued employment with the Company at the time of vesting, and an equal number of common shares held in treasury will be assigned to participants of the plan, following which there will be no further 2023-2025 RSU awards outstanding.

Equity Incentive Plan 2024-2026

The 2024-2026 PSU awards and 2024-2026 RSU awards under the Equity Incentive Plan 2024-2026 vest in 2027 based on the level of achievement of the related performance targets or service conditions.

Equity Incentive Plan 2025-2027

The 2025-2027 PSU awards and 2025-2027 RSU awards under the Equity Incentive Plan 2025-2027 vest in 2028 based on the level of achievement of the related performance targets or service conditions.

Equity Incentive Plan 2026-2028

Under a new Equity Incentive Plan 2026-2028 approved in 2026, the Company awarded 60,204 2026-2028 PSUs to the Executive Chairman, CEO, members of the FLT and other employees of the Group, and 18,746 2026-2028 RSUs to members of the FLT and other employees of the Group. The 2026-2028 PSUs and 2026-2028 RSUs cover the three-year performance and service periods from 2026 to 2028.

2026-2028 PSU awards

The vesting of the awards is based on the achievement of defined key performance indicators as follows:

(i)TSR Target - 40 percent of the 2026-2028 PSUs vest based on the Company’s TSR performance over the relevant performance period compared to an industry-specific peer group as summarized below.

Ferrari TSR Ranking	% of Target Awards that Vest
1	175%
2	150%
3	125%
4	100%
5	75%
6	50%
>6	0%

The defined peer group (including Ferrari) for the TSR Target is presented below.

Ferrari	Aston Martin	Brunello Cucinelli	Burberry
Hermes	Kering	LVMH	Moncler
Prada	Porsche AG	Richemont

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(ii)EBITDA Target - 40 percent of the 2026-2028 PSUs vest based on the achievement of an EBITDA target determined by comparing Adjusted EBITDA to the Adjusted EBITDA targets derived from the Group’s business plan, as summarized below.

Actual Adjusted EBITDA Compared to Business Plan	% of Awards that Vest
+15%	175%
+10%	150%
+5%	125%
Business Plan Target	100%
-5%	75%
<-5%	0%
(iii)ESG Target - 20 percent of the 2026-2028 PSUs vest based on the achievement of defined objectives relating to environmental and social factors. In particular:
i.50 percent of the ESG Target is based on the reduction of CO2 carbon emissions, and
ii.50 percent is based on the achievement of targets relating to female presence in sub-top positions.
Each target is settled independently of the other targets. The awards vest in 2029 and the total number of shares assigned upon vesting depends on the level of achievement of the targets.

2026-2028 RSU awards
The awards vest in 2029, subject to the recipient’s continued employment with the Company at the time of vesting.
Supplemental information relating to the Equity Incentive Plan 2026-2028 is summarized below.
Fair value and key assumptions
The fair value of the PSUs and RSUs that were awarded under the Equity Incentive Plan 2026-2028, which is determined based on actuarial calculations that apply certain assumptions and take into consideration the specific characteristics of the awards granted, is summarized in the following table.

Equity Incentive Plan 2026-2028
PSUs	€290.42
RSUs	€292.03
    The fair value of the 2026-2028 PSU awards was measured at the grant date using a Monte Carlo Simulation model. The fair value of the 2026-2028 RSU awards was measured using the share price at the grant date adjusted for the present value of future distributions which the recipients will not receive during the vesting period.
The key assumptions utilized to calculate the grant-date fair values of the PSUs that were awarded under the Equity Incentive Plan 2026-2028 are summarized below.

Equity Incentive Plan 2026-2028
Grant date share price	€302.75
Expected volatility	27.83%
Dividend yield	1.18%
Risk-free rate	2.50%
The expected volatility was based on the observed volatility of the defined peer group. The risk-free rate was based on the iBoxx sovereign Eurozone yield.

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Broad-based employee share ownership plan
In November 2023, the Company launched a broad-based employee share ownership plan under which each employee is given the option to become a shareholder of the Company, receiving a one-off grant of shares worth up to a maximum of approximately €2 thousand. If the employee holds the shares for at least 36 months, the Company will grant them an additional tranche of shares, from a minimum of one share and up to 15 percent of the value of the first allocation. Starting in 2025, certain employees were given the opportunity, under specific conditions, to receive part of their “Premio di Competitività” in Company shares.

Other share-based compensation

The Company provides share-based payments for services received as part of commercial agreements with certain suppliers.

Outstanding share awards
The following table presents the changes to the outstanding share awards under the Group’s share-based payment arrangements.

	PSU Awards	RSU Awards	Other Awards	Total Outstanding Awards
Balance at December 31, 2025	123,213	44,978	27,228	195,419
Granted (1)	60,204	18,746	63,413	142,363
Vested (2)	(52,760)	(18,876)	(15,107)	(86,743)
Forfeited and other movements	—	—	(50,197)	(50,197)
Balance at June 30, 2026	130,657	44,848	25,337	200,842
_____________________________________
(1)     Granted under the Equity Incentive Plan 2026-2028, the broad-based employee share ownership plan and the payment of bonuses to employees in shares.
(2)    The PSU and RSU awards vested under the Equity Incentive Plan 2023-2025.

Share-based compensation expense

The following table presents the share based compensation expense recognized for the six months ended 2026 and 2025.

	For the six months ended June 30,
	2026	2025
	(€ thousand)
Equity incentive plans and other share-based awards	9,901	9,412
Commercial agreements with suppliers	2,194	2,133
Broad-based employee share ownership plan	3,447	5,083
Total share-based compensation expense	15,542	16,628

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
22. PROVISIONS
    A breakdown of provisions is presented below.

	At June 30, 2026	At December 31, 2025
	(€ thousand)
Warranty and recall campaigns provision	128,906	136,796
Legal proceedings and disputes	13,012	12,921
Environmental and other risks	27,930	34,764
Total provisions	169,848	184,481
The provision for environmental and other risks primarily relates to environmental risks, including those relating to emissions regulations, as well as to disputes and matters which are not subject to legal proceedings, including disputes with suppliers, distributors, employees and other parties.
Movements in provisions are presented below.

	Balance at December 31, 2025	Additional provisions	Utilization	Releases	Translation differences and other movements	Balance at June 30, 2026
	(€ thousand)
Warranty and recall campaigns provision	136,796	29,446	(31,005)	(6,612)	281	128,906
Legal proceedings and disputes	12,921	1,124	(843)	(215)	25	13,012
Environmental and other risks	34,764	8,536	(10,236)	(5,469)	335	27,930
Total provisions	184,481	39,106	(42,084)	(12,296)	641	169,848

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
23. DEBT

A breakdown of debt by nature and split between current and non-current is presented below.

	At June 30, 2026			At December 31, 2025
	Current	Non-current	Total	Current	Non-current	Total
	(€ thousand)
Asset-backed financing (Securitizations)	622,422	801,048	1,423,470	669,185	619,205	1,288,390
Bonds and notes	3,202	947,335	950,537	12,368	946,907	959,275
Borrowings from banks and other financial institutions	233,703	350,000	583,703	203,021	225,000	428,021
Lease liabilities	31,854	125,257	157,111	31,348	130,799	162,147
Other debt	50,826	—	50,826	46,387	—	46,387
Total debt	942,007	2,223,640	3,165,647	962,309	1,921,911	2,884,220
Movements in debt are presented below, financing cash flows and other movements presented separately.

		Financing cash flows		Other movements
	Balance at December 31, 2025	Proceeds from borrowings	Repayments of borrowings	Interest accrued/(paid) and other (*)	Translation differences	Balance at June 30, 2026
	(€ thousand)
Asset-backed financing (Securitizations)	1,288,390	129,020	(36,444)	(53)	42,557	1,423,470
Bonds and notes	959,275	—	—	(8,738)	—	950,537
Borrowings from banks and other financial institutions	428,021	300,000	(145,833)	(213)	1,728	583,703
Lease liabilities	162,147	—	(13,478)	6,237	2,205	157,111
Other debt	46,387	28,722	(25,666)	—	1,383	50,826
Total debt	2,884,220	457,742	(221,421)	(2,767)	47,873	3,165,647
_____________________________________
(*)    Other changes in lease liabilities relate entirely to non-cash movements for the recognition of additional lease liabilities in accordance with IFRS 16.

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Contractual undiscounted cash flows
The contractual maturities (contractual undiscounted cash flows, including interest) of the Group’s debt based on relevant maturity groupings are presented below.

	Contractual cash flows at June 30, 2026
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	As reported at June 30, 2026 (*)
	(€ thousand)
Asset-backed financing (Securitizations)	661,664	444,579	387,736	—	1,493,979	1,423,470
Bonds and notes	23,075	23,075	695,898	300,957	1,043,005	950,537
Borrowings from banks and other financial institutions	244,964	60,004	312,086	—	617,054	583,703
Lease liabilities	36,656	29,049	59,777	54,788	180,270	157,111
Other debt	50,826	—	—	—	50,826	50,826
Total debt	1,017,185	556,707	1,455,497	355,745	3,385,134	3,165,647
__________________________________
(*) As reported in the semi-annual condensed consolidated statement of financial position

	Contractual cash flows at December 31, 2025
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	As reported at December 31, 2025 (*)
	(€ thousand)
Asset-backed financing (Securitizations)	702,097	387,018	253,845	—	1,342,960	1,288,390
Bonds and notes	23,075	23,075	705,722	302,582	1,054,454	959,275
Borrowings from banks and other financial institutions	209,710	79,819	154,320	—	443,849	428,021
Lease liabilities	36,049	29,012	61,072	61,298	187,431	162,147
Other debt	46,387	—	—	—	46,387	46,387
Total debt	1,017,318	518,924	1,174,959	363,880	3,075,081	2,884,220
__________________________________
(*) As reported in the semi-annual condensed consolidated statement of financial position

Asset-backed financing (Securitizations)
As a means of diversifying its sources of funds, the Group sells certain of its receivables originated by its financial services activities in the United States through asset-backed financing or securitization programs (the terms asset-backed financing and securitization programs are used synonymously throughout this document), without transferring the risks typically associated with the related receivables. As a result, the receivables sold through securitization programs are still consolidated until collection from the customer. The securitization agreements for both programs require the maintenance of hedging through interest rate cap derivatives.

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
The following table presents information relating to the revolving securitization programs:

Program	Funding Limit (2)	Amount Outstanding at June 30, 2026	Amount Outstanding at December 31, 2025	Maturity Date
	($ million)
Retail (1)	1,100	1,086	1,038	December 2026
Leasing and retail (1)	575	536	475	November 2027
Total asset-backed financing (Securitizations)	1,675	1,622	1,513
_____________________________________
(1)    At June 30, 2026 the notes relating to the retail securitization program bore interest at a rate per annum equal to the aggregate of a synthetic money market rate plus a margin of 79 basis points and the notes relating to the leasing/retail securitization program bore interest at a rate per annum equal to the aggregate of SOFR plus a margin of 70 basis points.
(2)    Excluding accrued interest.

Bonds and notes
2030 Bond
On May 21, 2024, the Company issued 3.625 percent senior notes due May 2030 (“2030 Bond”) having a principal of €500 million. The notes were issued at a discount for an issue price of 99.677 percent, resulting in net proceeds of €496,145 thousand, after related expenses, and a yield to maturity of 3.686 percent. The bond was admitted to trading on the regulated market of Euronext Dublin. The proceeds from the 2030 Bond are intended to be used for general corporate purposes. The amount outstanding of the 2030 Bond at June 30, 2026 was €499,391 thousand, including accrued interest of €1,986 thousand (€508,225 thousand, including accrued interest of €11,121 thousand at December 31, 2025).
2029 and 2031 Notes
On July 31, 2019, the Company issued 1.12 percent senior notes due August 2029 (“2029 Notes”) and 1.27 percent senior notes due August 2031 (“2031 Notes”) through a private placement to certain US institutional investors, each having a principal of €150 million. The net proceeds from the issuances amounted to €298,316 thousand, and the yields to maturity, on an annual basis, equal the nominal coupon rates of the notes. The 2029 Notes and the 2031 Notes are primarily used for general corporate purposes, including the funding of capital expenditures.
The amount outstanding of the 2029 Notes at June 30, 2026 was €150,436 thousand, including accrued interest of €695 thousand (€150,395 thousand, including accrued interest of €694 thousand at December 31, 2025). The amount outstanding of the 2031 Notes at June 30, 2026 was €150,411 thousand, including accrued interest of €788 thousand (€150,378 thousand, including accrued interest of €787 thousand at December 31, 2025).
2032 Notes
On July 29, 2021, the Company issued 0.91 percent senior notes due January 2032 (“2032 Notes”) through a private placement to certain US institutional investors having a principal of €150 million. The net proceeds from the issuance amounted to €149,495 thousand and the yield to maturity on an annual basis equals the nominal coupon rates of the notes. The 2032 Notes are used for general corporate purposes. The amount outstanding of the 2032 Notes at June 30, 2026 was €150,299 thousand, including accrued interest of €573 thousand (€150,277 thousand, including accrued interest of €576 thousand at December 31, 2025).

The aforementioned bonds and notes impose covenants on Ferrari including: (i) negative pledge clauses which require that, in case any security interest upon assets of Ferrari is granted in connection with other notes or debt securities with the consent of Ferrari are, or are intended to be, listed, such security should be equally and ratably extended to the outstanding notes, subject to certain permitted exceptions; (ii) pari passu clauses, under which the notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of Ferrari; (iii) events of default for failure to pay principal or interest or comply with other obligations under the notes with specified cure periods or in the event of a payment default or acceleration of indebtedness or in the case of certain bankruptcy events; and (iv) other clauses that are

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
customarily applicable to debt securities of issuers with a similar credit standing. A breach of these covenants may require the early repayment of the notes. At June 30, 2026 and December 31, 2025, Ferrari was in compliance with the covenants of the bonds and notes.

Borrowings from banks and other financial institutions
The following table presents information relating to borrowings from banks and other financial institutions:

Borrowing Entity	Currency	Amount Outstanding at June 30, 2026	Amount Outstanding at December 31, 2025	Maturity Date
		(€ thousand)
Ferrari N.V.	EUR	—	37,970	January 2026 (4)
Ferrari N.V.	EUR	—	8,336	March 2026 (5)
Ferrari N.V.	EUR	—	100,452	April 2026 (6)
Ferrari N.V. (1)	EUR	75,369	75,361	January 2027
Ferrari N.V. (1)	EUR	50,115	—	November 2027
Ferrari N.V. (1)	EUR	150,118	150,130	December 2028
Ferrari N.V. (1)	EUR	75,434	—	April 2029
Ferrari N.V. (1)	EUR	75,033	—	June 2031
Ferrari Financial Services, Inc. (2)	USD	57,498	55,769	April 2027
Ferrari S.p.A. (1) (3)	EUR	100,136	3	July 2026
Total borrowings from banks and other financial institutions		583,703	428,021
_____________________________________
(1)Bank borrowings bearing an average interest rate of 2.8117 percent as of June 30, 2026 (2.6593 percent as of December 31, 2025).
(2)    Financial liabilities of FFS Inc to support financial services activities bearing interest at SOFR plus 83 basis points.
(3)    At December 31, 2025 relates to banking fees and interest.
(4) The amount was fully repaid in January 2026.
(5) The amount was fully repaid in March 2026.
(6)    The amount was fully repaid in April 2026.

Lease liabilities
The Group recognizes lease liabilities in relation to right-of-use assets in accordance with IFRS 16 — Leases. At June 30, 2026 lease liabilities amounted to €157,111 thousand (€162,147 thousand at December 31, 2025).
Other debt
Other debt is mainly attributable to US financial services activities, represented by expected cash outflows for new client financing pursuant to contractual obligations.
Committed credit lines
At both June 30, 2026 and December 31, 2025 the Group had total committed credit lines available and undrawn amounting to €550 million and with maturities ranging from 2027 to 2030.

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
24. OTHER LIABILITIES
    A breakdown of other liabilities is presented below.

	At June 30, 2026	At December 31, 2025
	(€ thousand)
Advances and security deposits	747,288	774,535
Deferred income	700,819	424,589
Accrued expenses	93,065	78,926
Payables to personnel	63,328	46,998
Social security payables	28,893	30,759
Other	83,013	35,809
Total other liabilities	1,716,406	1,391,616
Advances and security deposits mainly include advances received from customers for the purchase of Ferrari cars, mainly for Icona, Supercar, Special Series and other limited edition models, as well as certain Range models in selected markets. The advances are recognized in net revenues when the cars are shipped.
Deferred income primarily includes amounts received under maintenance and power warranty programs of €362,355 thousand at June 30, 2026 and €340,779 thousand at December 31, 2025, which are deferred and recognized as net revenues over the length of the maintenance program. Deferred income also includes amounts collected under various other agreements that are dependent upon the future performance of a service or other act of the Group, primarily for Formula 1 sponsorship agreements, and which are generally recognized in net revenues within the following year. The increase in deferred income primarily relates to advances received for Formula 1 sponsorship agreements.
25. TRADE PAYABLES
Trade payables of €991,197 thousand at June 30, 2026 (€841,256 thousand at December 31, 2025) are mainly due within one year. The carrying amount of trade payables is considered to be equivalent to their fair value.

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
26. FAIR VALUE MEASUREMENT
IFRS 13 — Fair Value Measurement establishes a three level hierarchy for the inputs to the valuation techniques used to measure fair value by giving the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs). In some cases, the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy at the lowest level input that is significant to the entire measurement.
    Levels used in the hierarchy are as follows:

    Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets and liabilities that the Group can access at the measurement date.

    Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the assets or liabilities, either directly or indirectly.

    Level 3 inputs are unobservable inputs for the assets and liabilities.

    Assets and liabilities that are measured at fair value on a recurring basis

    The fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at June 30, 2026 and at December 31, 2025 is presented below.

		At June 30, 2026
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Investments and other financial assets	16	18,876	—	—	18,876
Current financial assets	19	—	18,394	—	18,394
Total assets		18,876	18,394	—	37,270
Other financial liabilities	19	—	50,080	—	50,080
Total liabilities		—	50,080	—	50,080

		At December 31, 2025
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Investments and other financial assets	16	17,937	—	—	17,937
Current financial assets	19	—	73,664	—	73,664
Total assets		17,937	73,664	—	91,601
Other financial liabilities	19	—	7,405	—	7,405
Total liabilities		—	7,405	—	7,405
    There were no transfers between fair value hierarchy levels for the periods presented.
The fair value of current financial assets and other financial liabilities relates to derivative financial instruments and is measured by taking into consideration market parameters at the balance sheet date, using widely accepted valuation techniques. In particular, the fair value of foreign currency derivatives (forward contracts, currency swaps and options) and interest rate caps is determined by taking the prevailing foreign currency exchange rates and interest rates, as applicable, at the reporting date.

The par value of cash and cash equivalents usually approximates fair value due to the short maturity of these instruments, which consist primarily of current bank accounts.

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
     Assets and liabilities not measured at fair value on a recurring basis
    For financial instruments represented by short-term receivables and payables, for which the present value of future cash flows does not differ significantly from carrying value, the Group assumes that carrying value is a reasonable approximation of the fair value. In particular, the carrying amount of current receivables and other current assets and of trade payables and other liabilities approximates their fair value.
    The carrying amount and the fair value for the most relevant categories of financial assets and financial liabilities not measured at fair value on a recurring basis is presented below.

		At June 30, 2026		At December 31, 2025
	Note	Carrying amount	Fair value	Carrying amount	Fair value
		(€ thousand)
Receivables from financing activities	18	1,798,546	1,798,546	1,613,396	1,613,396

Debt	23	3,165,647	3,173,196	2,884,220	2,885,085
The Group has determined that the carrying amount of the majority of its debt approximates its fair value since either (i) the interest payable on the debt is close to current market rates, and/or (ii) the debt is of a short-term nature. The only exception is the Group’s debt that is publicly listed for which the fair value is based on quoted market prices.

27. RELATED PARTY TRANSACTIONS
Pursuant to IAS 24 — Related Party Disclosures (“IAS 24”), the related parties of Ferrari include Exor N.V. and, together with its subsidiaries, the Exor Group, as well as all entities and individuals capable of exercising control, joint control or significant influence over the Company and its subsidiaries. Related parties also include companies over which the Exor Group is capable of exercising control, joint control or significant influence, including Stellantis N.V., and together with its subsidiaries the Stellantis Group, and CNH Industrial N.V. and its subsidiaries, as well as joint ventures and associates of Ferrari. In addition, members of the Ferrari Board of Directors and executives with strategic responsibilities and their families are also considered related parties.
The Group carries out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by the Group with these related parties are primarily of a commercial nature and, in particular, these transactions relate to:
Transactions with Stellantis Group companies

•transactions with Stellantis Group companies relating to technical cooperation agreements with the aim to enhance the quality and competitiveness of the parties’ products while reducing costs and investments, as well as for certain services received by Stellantis Group companies, mainly of an administrative nature;

Transactions with Exor Group companies (excluding Stellantis Group companies)
•the Group incurs rental costs from Iveco S.p.A. (a company belonging to Iveco Group) for the rental of trucks used by the Scuderia Ferrari racing team;
•the Group earns sponsorship revenue from Iveco S.p.A.

Transactions with other related parties

•the purchase of components for Formula 1 racing cars from COXA S.p.A.;
•consultancy services provided by HPE S.r.l.;

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
•sponsorship agreement relating to Formula 1 activities with Ferretti S.p.A.;
•sale of cars to certain members of the Board of Directors of Ferrari N.V. and Exor.

In accordance with IAS 24, transactions with related parties also include compensation to Directors and managers with strategic responsibilities.
A summary of transactions with related parties recognized in the semi-annual consolidated income statement is presented below.

	For the six months ended June 30,
	2026			2025
	Net revenues	Costs (1)	Financial expenses, net	Net revenues	Costs (1)	Financial expenses, net
	(€ thousand)
Stellantis Group companies
Maserati	73	2,344	—	257	1,169	—
Other Stellantis Group companies	12,549	121	—	5,086	47	—
Total Stellantis Group companies	12,622	2,465	—	5,343	1,216	—
Exor Group companies (excluding the Stellantis Group)	215	768	8	216	1,143	12
Other related parties	5,017	7,900	9	1,234	6,777	3
Total transactions with related parties	17,854	11,133	17	6,793	9,136	15

Total for the Ferrari Group	3,785,843	2,176,399	15,252	3,578,303	2,031,309	21,364
______________________________
(1)    Costs include cost of sales, selling, general and administrative costs and other expenses/(income), net.

Non-financial assets and liabilities originating from related party transactions are as follows:

	At June 30, 2026				At December 31, 2025
	Trade receivables	Trade payables	Other current assets	Other liabilities	Trade receivables	Trade payables	Other current assets	Other liabilities
	(€ thousand)
Stellantis Group companies
Maserati	511	3,919	—	23	1,003	3,955	—	23
FCA US LLC	37	—	—	—	67	—	—	—
Other Stellantis Group companies	454	914	6	1,647	—	739	6	1,938
Total Stellantis Group companies	1,002	4,833	6	1,670	1,070	4,694	6	1,961
Exor Group companies (excluding the Stellantis Group)	64	—	472	757	—	317	745	699
Other related parties	39	3,193	509	1,040	917	3,227	113	600
Total transactions with related parties	1,105	8,026	987	3,467	1,987	8,238	864	3,260

Total for the Ferrari Group	464,170	991,197	188,229	1,716,406	360,339	841,256	159,223	1,391,616
At June 30, 2026 and at December 31, 2025 there were no financial assets or financial liabilities with related parties.

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
28. ENTITY-WIDE DISCLOSURES
    A breakdown of net revenues by geographic location of the Group’s customers for the three and six months ended June 30, 2026 and 2025 is presented below. Revenues by geography presented for material individual countries are not necessarily correlated to shipments of cars as certain countries include revenues from sponsorship and commercial activities relating to Ferrari’s participation in the Formula 1 World Championship.

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
	(€ thousand)
Italy	184,765	144,957	323,539	268,204
Rest of EMEA	874,263	744,885	1,606,992	1,497,853
of which UK	189,624	149,379	353,246	320,428
of which Germany	144,468	155,853	290,561	299,905
Americas (1)	580,425	542,020	1,185,808	1,138,573
of which United States of America	536,146	471,482	1,095,737	987,727
Mainland China, Hong Kong and Taiwan	108,073	130,270	254,562	244,332
of which Mainland China	70,800	90,432	176,911	176,925
Rest of APAC (2)	190,243	225,421	414,942	429,341
Total net revenues	1,937,769	1,787,553	3,785,843	3,578,303
______________________________
(1)    Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(2)    Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia.
Revenues in the Netherlands, the Company’s country of domicile, amounted to €59,312 thousand and €56,323 thousand for the six months ended June 30, 2026 and 2025, respectively, and €31,261 thousand and €25,762 thousand for the three months ended June 30, 2026 and 2025, respectively.
The Group had an average number of employees of 5,743 and 5,478 for the six months ended June 30, 2026 and 2025, respectively, and 5,747 and 5,490 for the three months ended June 30, 2026 and 2025, respectively.
Depreciation amounted to €146,755 thousand and €141,980 thousand for the six months ended June 30, 2026 and 2025, respectively, and €69,856 thousand and €70,561 thousand for the three months ended June 30, 2026 and 2025, respectively.

Amortization amounted to €177,574 thousand and €165,619 thousand for the six months ended June 30, 2026 and 2025, respectively, and €80,731 thousand and €86,044 thousand for the three months ended June 30, 2026 and 2025, respectively.

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
29. CASH AND CASH EQUIVALENTS AND NOTES TO THE SEMI-ANNUAL CONSOLIDATED STATEMENT OF CASH FLOWS
Cash and cash equivalents
A breakdown of cash and cash equivalents is presented below.

	At June 30, 2026	At December 31, 2025
	(€ thousand)
Cash and bank balances	1,485,762	1,467,711
Cash and cash equivalents	1,485,762	1,467,711

At June 30, 2026, cash and cash equivalents included (i) €430,000 thousand relating to time deposits held with recognized international financial institutions, which originated in the second quarter of 2026 and matures in the third quarter of 2026, and (ii) an investment in money market funds of €427,625 thousand with an AAAm rating. At December 31, 2025, cash and cash equivalents included €370,000 thousand relating to time deposits held with recognized international financial institutions, which originated in the last quarter of 2025 and mature in the first quarter of 2026, and an investment in money market funds of €359,869 thousand with an AAAm rating. At both June 30, 2026 and December 31, 2025, the remaining cash and bank balances were held in current bank accounts.
At June 30, 2026, 85 percent of the Group’s cash and cash equivalents were denominated in Euro (90 percent at December 31, 2025). The Group’s cash and cash equivalents denominated in currencies other than the Euro are available mostly to Ferrari S.p.A. and certain subsidiaries which operate in areas other than the Eurozone.
A breakdown of cash and cash equivalents by currency at June 30, 2026 and December 31, 2025 is presented below.

	At June 30, 2026	At December 31, 2025
	(€ thousand)
Euro	1,262,788	1,327,092
U.S. Dollar	137,472	75,125
Chinese Yuan	51,970	24,013
Pound Sterling	10,663	10,256
Other currencies	22,869	31,225
Total	1,485,762	1,467,711

Cash held in certain countries may be subject to transfer restrictions. In particular, cash held in China (including cash held in currencies other than the Chinese Yuan), which amounted to €51,826 thousand at June 30, 2026 (€24,726 thousand at December 31, 2025), is subject to certain repatriation restrictions and may only be repatriated as a repayment of

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
payables or debt, or as dividends or capital distributions. The Group does not believe that such transfer restrictions have an adverse impact on its ability to meet its liquidity requirements.
Cash collected from the settlement of receivables under securitization programs is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. Such cash amounted to €63,431 thousand at June 30, 2026 (€54,434 thousand at December 31, 2025).
Information relating to the short-term credit rating of the Group’s cash and cash equivalents is presented below.

	At June 30, 2026	At December 31, 2025
	(€ thousand)
P-1 / A-1 / Aaa-mf / AAAm (1)	58%	49%
P-2 / A-2	41%	50%
P-3 / A-3 / Not rated	1%	1%
_______________________________
(1)Aaa-mf (Moody’s) /AAAm (S&P Global Ratings) refer to money market funds. P-ratings (Moody’s) and A-ratings (S&P Global Ratings) refer to the short-term rating of the financial institutions with whom the Group deposits cash in current accounts or other short-term instruments.
At June 30, 2026, the Group’s available liquidity, represented by cash and cash equivalents and undrawn committed credit lines, was €2,035,762 thousand (€2,017,711 thousand at December 31, 2025).
A breakdown of the Group’s available liquidity is presented below.

	At June 30, 2026	At	At December 31, 2025
	(€ thousand)
Cash and cash equivalents	1,485,762		1,467,711
Undrawn committed credit lines	550,000		550,000
Available liquidity	2,035,762		2,017,711
The undrawn committed credit lines at June 30, 2026 and December 31, 2025 relate to revolving credit facilities. For additional information, see Note 23 “Debt—Committed credit lines”.
For information relating to the credit risk with respect to cash and cash equivalents, see Note 30 “Qualitative and Quantitative Information on Financial Risks” to the Annual Consolidated Financial Statements.
Notes to the consolidated statement of cash flows
Other non-cash expenses, net primarily include equity-settled share-based compensation, allowances for doubtful accounts of trade receivables and provisions for slow moving and obsolete inventories.
For information relating to the financing cash flows of debt, see Note 23 “Debt”.

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
30. SUBSEQUENT EVENTS
The Group has evaluated subsequent events through July 30, 2026, which is the date the Semi-Annual Condensed Consolidated Financial Statements were authorized for issuance, and identified the following matters:

Following approval by the Company’s shareholders at the Annual General Meeting held on April 15, 2026, on July 16, 2026, the Company cancelled all common shares that were held in treasury as of December 31, 2025, as well as all special voting shares that were held in treasury as of April 15, 2026. As a result, 16,644,606 common shares and 6,686,115 special voting shares were cancelled.

From July 1, 2026, to July 24, 2026, the Company purchased 139,732 common shares for total consideration of €45.5 million. The share repurchases were made under the second tranche of the multi-year share buyback program of approximately €3.5 billion expected to be executed by 2030, as announced during the Capital Markets Day held in October 2025. At July 24, 2026, the Company held in treasury 1,502,095 common shares, corresponding to 0.85 percent of issued common shares and 0.64 percent of issued share capital (including special voting shares).

The following table presents the movements in the number of common shares and special voting shares subsequent to June 30, 2026.

	Common shares			Special voting shares
	Total	Outstanding	Held in treasury	Total	Outstanding	Held in treasury
At June 30, 2026	193,923,499	175,916,530	18,006,969	63,349,112	56,662,997	6,686,115
Shares repurchased under share repurchase program	—	(139,732)	139,732	—	—	—
Share cancellation	(16,644,606)	—	(16,644,606)	(6,686,115)	—	(6,686,115)
At July 24, 2026	177,278,893	175,776,798	1,502,095	56,662,997	56,662,997	—

Responsibility Statement
    The Board of Directors is responsible for preparing the Semi-Annual Report, inclusive of the Semi-Annual Condensed Consolidated Financial Statements and the Management’s Discussion and Analysis of Financial Condition and Results of Operations, in accordance with the Dutch Financial Supervision Act and the applicable International Financial Reporting Standards (IFRS) for interim reporting, IAS 34 - Interim Financial Reporting.

    In accordance with Section 5:25d, paragraph 2 of the Dutch Financial Supervision Act, the Board of Directors states that, to the best of its knowledge, the Semi-Annual Condensed Consolidated Financial Statements prepared in accordance with applicable accounting standards provide a true and fair view of the assets, liabilities, financial position and profit or loss of Ferrari N.V. and its subsidiaries, and the undertakings included in the consolidation as a whole, and the Management Discussion and Analysis of Financial Condition and Results of Operations provides a fair review of the information required pursuant to Section 5:25d, paragraphs 8 and 9 of the Dutch Financial Supervision Act.

July 30, 2026
The Board of Directors

John Elkann

Piero Ferrari

Benedetto Vigna

Delphine Arnault

Francesca Bellettini

Eddy Cue

Sergio Duca

John Galantic

Tommaso Ghidini

Maria Patrizia Grieco

Mike Volpi